SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

NCI, INC.

(Name of Subject Company)

NCI, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.019 per share	Class B Common Stock, par value $0.019 per share
(Title of Class of Securities)	(Title of Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Michele R. Cappello

General Counsel and Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, Virginia 20190-4764

(703) 707-6900

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Deyan P. Spiridonov

Paul Hastings LLP

4747 Executive Drive, Twelfth Floor

San Diego, CA 92121

(858) 458-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is NCI, Inc., a Delaware corporation (“we”, “us”, “our”, “NCI” or the “Company”). The address of the principal executive offices of NCI is 11730 Plaza America Drive, Reston, Virginia 20190 and the telephone number at such offices is (703) 707-6900.

Securities

The titles of the classes of equity securities to which this Schedule 14D-9 relates are NCI’s Class A common stock, par value $0.019 per share (the “Class A Shares”), and NCI’s Class B common stock, par value $0.019 per share (the “Class B Shares”, together with the Class A Shares, the “Shares”). As of the close of business on July 14, 2017, there were (i) 10,033,534 Class A Shares issued and 9,116,817 Class A Shares outstanding (which includes 246,167 Class A Shares that were subject to unvested restricted stock awards (the “Unvested Company RSAs”), (ii) 4,500,000 Class B Shares issued and outstanding and (iii) 934,000 Class A Shares issuable upon exercise of outstanding stock options (the “Company Options”).

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1—“Subject Company Information—Name and Address” above. NCI’s website is www.nciinc.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2017 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”) by (i) Cloud Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), and (ii) Cloud Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer to purchase (subject to the Minimum Condition as defined below) all of the outstanding Shares at a price per Share of $20.00, net to the seller thereof in cash (the “Offer Price”), without interest, and subject to deduction for any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated July 17, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal are being mailed to NCI’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2017 (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), by and among NCI, Parent and Purchaser. Parent and Purchaser are beneficially owned by affiliates of H.I.G. Capital, L.L.C. (collectively, the “HIG Group”). The Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, upon the terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into NCI (the “Merger”), and the separate existence of Purchaser will cease. NCI will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent.

The Merger Agreement provides that the Merger will be effected under Section 251(h) of the DGCL (“Section 251(h)”), which, subject to certain statutory conditions, permits consummation of the Merger without a vote of NCI’s stockholders upon the acquisition by Purchaser in the Offer of at least such percentage of the stock, and of each class or series thereof, of NCI that, together with the stock otherwise owned by Purchaser, absent Section 251(h), would be required to vote to adopt the Merger Agreement under the DGCL and the Company’s Amended and Restated Certificate of Incorporation (the “Company Charter”). Accordingly, if Purchaser consummates the Offer, the Merger will be effected without a vote of NCI’s stockholders in accordance with Section 251(h).

The obligation of Purchaser to accept for purchase or to purchase any Shares tendered in connection with the Offer is subject to, among other conditions, the condition that there shall have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, that number of Shares (excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been received by the depositary in settlement or satisfaction of such guarantee prior to the expiration of the Offer) which, upon consummation of the Offer (assuming the conversion of all Class B Shares to Class A Shares), when added (without duplication) to any Shares then owned, directly or indirectly by Purchaser, Parent and any other subsidiaries of Parent, collectively represent as of the expiration of the Offer at least a majority of the voting power of the sum of (i) the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer; and (ii) the aggregate voting power of the Shares that NCI may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement, or exercise of all then outstanding options or other securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions”.

At the time the Merger becomes effective (the “Effective Time”), each Share outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, and subject to deduction for any required withholding of taxes, except for (i) Shares held by NCI or any subsidiary of NCI (or held in NCI’s treasury), which will be canceled and will cease to exist and no consideration will be paid in exchange therefor, (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent, which will be canceled and will cease to exist and no consideration will be paid in exchange therefor, and (iii) Shares held by NCI’s stockholders who demand and perfect their appraisal rights under Section 262 of the DGCL (“Section 262”), which will automatically be canceled and represent their rights under Section 262. See Item 3—“Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of the Company—Treatment of Company Options held by Directors and Executive Officers” and “—Treatment of Unvested Company RSAs held by Executive Officers” below for a discussion of the treatment of Company Options and Unvested Company RSAs, respectively. See also Item 8—“Additional Information—Appraisal Rights” below for a discussion of appraisal rights under the DGCL.

The initial expiration date of the Offer is 12:00 a.m. midnight, New York City time, at the end of the day on August 11, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement (such initial expiration time of the Offer, or if the period of time for which the Offer is open shall have been extended in accordance with the terms of the Merger Agreement, the time and date to which the Offer has been so extended, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Merger Agreement is summarized in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has incorporated Purchaser in connection with the Merger Agreement, the Offer and the Merger. As set forth in the Offer to Purchase filed in connection with the Schedule TO, the principal executive offices of each of Parent and Purchaser are located at c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131 and the telephone number at such principal offices is (305) 379-2322.

NCI has made information relating to the Offer available online at www.nciinc.com. NCI has filed this Schedule 14D-9, and Purchaser and Parent have filed the Schedule TO, with the SEC at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, as of the date of this Schedule 14D-9, to NCI’s knowledge, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between NCI or its affiliates and (i) the executive officers, directors or affiliates of NCI, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Purchaser and Parent

Merger Agreement

On July 2, 2017, NCI, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement and a description of the conditions of the Offer are contained in Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions of the Offer” of the Offer to Purchase, respectively, and are incorporated herein by reference. Such summaries and descriptions are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement and the summary of the Merger Agreement have been provided solely to inform investors and stockholders of its terms. It is not intended to provide any other factual information about NCI, Parent or Purchaser, any of their respective subsidiaries or affiliates, or any other party. The representations, warranties and covenants of the parties contained in the Merger Agreement were made only as of specified dates and were made solely for the benefit of the parties to the Merger Agreement. In addition, in reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants are also in many cases qualified by disclosures not reflected in the text of the Merger Agreement and subject to contractual standards of materiality that may not fully reflect or include all aspects of what may be viewed as material by stockholders of, or other investors in, NCI. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties or covenants made in the Merger Agreement, or descriptions thereof, as a disclosure about NCI, Parent or Purchaser without consideration of the entirety of the factual disclosures about NCI, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or other reports filed with the SEC.

Financing

Parent has received an equity commitment letter (the “Equity Commitment Letter”) from H.I.G. Middle Market LBO Fund II, L.P. (“Investor”), dated July 2, 2017, pursuant to which Investor has committed to contribute to Parent an amount of cash consideration up to $130,000,000 (subject to adjustment as set forth in the Equity Commitment Letter) for the purpose of funding, to the extent necessary, a portion of the amounts required to be paid by Parent and Purchaser under the Merger Agreement. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended or otherwise modified from time to time, as the “Equity Financing”. The funding of the Equity Financing is subject to the satisfaction, or waiver by Parent and Purchaser, of all conditions to the Merger, as well as there having been no amendments to the Merger Agreement that are not approved in writing by the Investor and the substantially simultaneous closing and funding of the debt financing for the Transactions. NCI is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which includes, in certain circumstances, the right of NCI to seek specific performance to cause Parent to cause, or to directly cause, Investor to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. Investor’s obligation to fund its equity commitment will terminate automatically and immediately upon the earliest to occur of (a) the funding of such commitment, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) the date on which any claim is brought under, or legal proceeding is initiated against Investor or any affiliate thereof in connection with, the Equity Commitment Letter, the Merger Agreement, the Limited Guaranty (as defined below) or the Debt Commitment Letter (as defined below), other than claims permitted under the Merger Agreement, and (d) the occurrence of an event which, by the terms of the Limited Guaranty, is an event which terminates any guarantor’s obligations or liabilities under the Limited Guaranty. The remainder of the aggregate consideration for the Transactions will be financed through debt financing (the “Debt Financing”) in an aggregate amount of up to $197,500,000 for which Purchaser has received a debt commitment letter (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitment Letters”) from KKR Credit Advisors (US) LLC (“Lender”), dated July 2, 2017. The Debt Commitment Letter and the Debt Financing contemplated thereby are summarized in Section 9—“Source and Amount of Funds” in the Offer to Purchase.

Concurrently with the execution and delivery of the Equity Commitment Letter, Investor executed and delivered to NCI a limited guaranty in favor of NCI in respect of certain of Parent’s obligations under the Merger Agreement (the “Limited Guaranty”), provided that the maximum aggregate liability of Investor under the Limited Guaranty will not exceed the sum of $21,698,000.

This summary is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference, the full text of the Debt Commitment Letter, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference, and the full text of the Limited Guaranty, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

In April 2017, NCI and H.I.G. Middle Market, LLC (“HIGMM”), entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which HIGMM agreed, subject to certain exceptions, that any non-public information regarding NCI and its subsidiaries or affiliates furnished to HIGMM or to its Associates (as defined in the Confidentiality Agreement, and including Parent and Purchaser) would, for the earlier to occur of two years from the date of the Confidentiality Agreement, be kept confidential and be used pursuant to the terms of the Confidentiality Agreement only for the purpose of evaluating a potential negotiated business transaction involving the parties. In addition, pursuant to the Confidentiality Agreement, HIGMM has agreed to certain non-solicitation provisions relating to NCI’s employees for a period of 12 months from the date of the Confidentiality Agreement.

The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

On May 27, 2017, NCI and HIGMM entered into a letter agreement (the “Exclusivity Agreement”), pursuant to which NCI agreed not to solicit, negotiate, accept, encourage, consider or otherwise pursue any acquisition proposal, other than with HIGMM, during the period starting on the date thereof and ending on June 13, 2017. NCI further agreed, during such period, to provide HIGMM with access to information regarding, and personnel of, NCI for purposes of HIGMM’s due diligence review. On June 13, 2017, NCI and HIGMM agreed to amend the Exclusivity Agreement to extend the period of exclusivity until June 18, 2017, at which time the exclusivity period expired without further extension.

The foregoing summary of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement, as amended, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Parent, Purchaser and the Directors and Officers of the Company

Tender and Support Agreement

Charles Narang, the Chairman of the board of directors of NCI (the “NCI Board”), solely in his capacity as a stockholder of NCI, has entered into a tender and support agreement with Parent and Purchaser, dated July 2, 2017 (the “Tender Agreement”). No other directors or officers of NCI entered into tender and support agreements; however, NCI anticipates that all such directors and officers will tender their Shares in the Offer. See Item 4—“The Solicitation or Recommendation—Intent to Tender.”

The Tender Agreement provides that, no later than 10 business days after the commencement of the Offer, Mr. Narang will tender into the Offer all outstanding Shares he beneficially owns as of the date of the Tender Agreement or of which he acquires beneficial ownership after such date until the Expiration Time (the “Subject Shares”) (unless the Tender Agreement is earlier validly terminated or a permitted Change in Company Board Recommendation (as defined in the Merger Agreement) occurs, in which case, any obligation to tender the Subject Shares becomes null and void). Mr. Narang may not withdraw the Subject Shares unless (a) a permitted Change in Company Board Recommendation occurs, (b) the Tender Agreement is validly terminated or (c) the Offer is terminated in accordance with the terms of the Merger Agreement. The Tender Agreement also restricts the transfer of the Subject Shares held by Mr. Narang.

The Tender Agreement terminates on the earliest to occur of such date and time as (i) the Merger Agreement shall have been terminated for any reason, (ii) the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) the acquisition by Parent of all of the Subject Shares of Mr. Narang, whether pursuant to the Merger or otherwise; (iv) any amendment, change or waiver to the Merger Agreement is effected without Mr. Narang’s consent that (a) decreases the amount, or changes the form or (except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement) timing of consideration payable to all of the stockholders of NCI pursuant to the terms of the Merger Agreement; or (b) materially and adversely affects Mr. Narang; or (v) is agreed to in writing by Parent and Mr. Narang.

Pursuant to the Tender Agreement, Mr. Narang has agreed to tender 4,617,659 Shares, or approximately 34% of the Shares (assuming the conversion of all Class B Shares to Class A Shares) outstanding on July 2, 2017.

The foregoing summary of the Tender Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tender Agreement, a copy of which is attached as Exhibit (e)(15) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements with Current Directors and Executive Officers of the Company

Certain of NCI’s directors and executive officers may have interests in the Offer and the Merger that may be in addition to, or different from, the interests of NCI’s stockholders, generally. Such interests may create potential conflicts of interest. The NCI Board was aware of these potentially different interests during its deliberations on the merits of the Transactions and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests relate to or arise from, among other things:

•	the accelerated vesting of all Company Options held by such directors and executive officers in connection with the completion of the Merger;

•	the consideration to be received by our executive officers in respect of Unvested Company RSAs held by such executive officers for which the vesting restrictions will lapse in connection with the completion of the Merger;

•	severance payments and benefits to which certain executive officers may become entitled in connection with the completion of the Offer and the Merger pursuant to change in control and severance agreements with the Company;

•	retention and transaction bonuses that may become payable to certain of our executive officers in connection with completion of the Offer and the Merger; and

•	the right to continued indemnification, advancement of expenses and insurance coverage for NCI’s directors and executive officers following the completion of the Transactions, pursuant to the terms of the Merger Agreement.

Treatment of Shares held by Directors and Executive Officers

NCI’s directors and executive officers who tender their Shares in the Offer will receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of NCI who tender their Shares. As of July 14, 2017, the directors and executive officers of NCI beneficially owned an aggregate of 4,710,787 Shares (excluding for this purpose any Shares underlying Company Options (whether vested or unvested) and Unvested Company RSAs, which are each separately described below). Based on the Shares beneficially owned as of July 14, 2017, if the directors and executive officers of NCI were to tender all such Shares pursuant to the Offer and all such Shares were accepted for purchase, the directors and executive officers would collectively receive an aggregate of approximately $94,215,740 in cash, without interest, and subject to deduction for any required withholding of taxes. In the event any director or executive officer of NCI exercises any vested Company Options held as of July 14, 2017 prior to the Effective Time, the number of Shares held by NCI’s directors and executive officers will increase.

The table below sets forth the number of Shares held by the directors and executive officers of NCI as of July 14, 2017 (excluding for this purpose any Shares underlying Company Options (whether vested or unvested) and Unvested Company RSAs, which are each separately described below) and the amount of cash consideration each director and executive officer would receive for those Shares, rounded up to the nearest dollar, if each director and executive officer were to tender all of his or her Shares pursuant to the Offer and all such Shares are accepted for purchase, and are purchased, by Purchaser.

	Number of Class A Shares	Number of Class B Shares	Aggregate Number of Shares	Aggregate Consideration Payable for Shares Owned as of July 14, 2017
Non-Employee Directors
Charles K. Narang	117,659	4,500,000	4,617,659	$92,353,180
James P. Allen	23,332	—	23,332	$466,640
Paul V. Lombardi	4,000	—	4,000	$80,000
Cindy E. Moran	335	—	335	$6,700
Austin J. Yerks	—	—	—	—
Daniel R. Young	18,000	—	18,000	$360,000
Employee Director / Executive Officer
Paul A. Dillahay	21,253	—	21,253	$425,060
Executive Officers
Michele R. Cappello	3,477	—	3,477	$69,540
Lucas J. Narel	22,731	—	22,731	$454,620

Treatment of Company Options held by Directors and Executive Officers

The Merger Agreement provides that, at the Effective Time, each outstanding Company Option (whether or not then exercisable or vested) will be canceled and converted into the right to receive from Parent an amount in cash, without interest, and subject to deduction for any required withholding of taxes, equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of such Company Option, and (ii) the number of Shares subject to such Company Option. However, if the exercise price of any Company Option is equal to or greater than the Offer Price, such Company Option will be canceled and terminated without any payment being made in respect thereof.

The table below sets forth information regarding the aggregate number of Shares subject to outstanding Company Options held by each director and executive officer of NCI as of July 14, 2017, and the amount of cash consideration payable to such directors and executive officers with respect to such Company Options, in each case upon completion of the Merger on a pre-tax basis, rounded up to the nearest dollar, calculated by multiplying (i) the excess, if any, of $20.00 over the exercise price per Share subject to such Company Options by (ii) the number of Shares subject to such Company Options.

Name	Number of Shares Subject to Vested Company Options (A)	Aggregate Consideration Payable in Respect of Shares Subject to Vested Company Options (B)	Number of Shares Subject to Unvested Company Options (C)	Aggregate Consideration Payable in Respect of Shares Subject to Unvested Company Options (D)	Aggregate Number of Shares Subject to Company Options (A+C)	Aggregate Consideration Payable in Respect of Subject to Company Options (B+D)
Non-Employee Directors
Charles K. Narang	—	—	—	—	—	—
James P. Allen	6,667	$84,408	10,001	$81,626	16,668	$166,034
Paul V. Lombardi	29,999	$444,524	10,001	$81,626	40,000	$526,150
Cindy E. Moran	3,333	$30,597	11,667	$94,753	15,000	$125,350
Austin J. Yerks	14,999	$205,124	10,001	$81,626	25,000	$286,750
Daniel R. Young	29,999	$444,524	10,001	$81,626	40,000	$526,150
Employee Director/Executive Officer
Paul A. Dillahay	—	—	250,000	$2,187,500	250,000	$2,187,500
Executive Officers
Michele R. Cappello	110,000	$1,606,950	—	—	110,000	$1,606,950
Lucas J. Narel	200,000	$2,959,500	—	—	200,000	$2,959,500

Treatment of Unvested Company RSAs held by Executive Officers

The Merger Agreement provides that at the Effective Time, each outstanding Unvested Company RSA will be deemed to be fully vested and will be canceled and converted into the right to receive an amount in cash, without interest, and subject to deduction for any required withholding of taxes, equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such restricted stock award. The non-employee directors of NCI do not hold Unvested Company RSAs.

The table below sets forth information regarding the aggregate number of Shares subject to outstanding Unvested Company RSAs held by each executive officer of NCI as of July 14, 2017, and the amount of cash consideration payable to such executive officer with respect to such Unvested Company RSAs, in each case, calculated by multiplying (i) the Offer Price by (ii) the number of Shares subject to such Unvested Company RSAs.

Name	Number of Shares Subject to Unvested Company RSAs	Aggregate Consideration Payable in Respect of Shares Subject to Unvested Company RSAs
Executive Officers
Paul A. Dillahay	66,667	$1,333,340
Michele R. Cappello	40,000	$800,000
Lucas J. Narel	40,000	$800,000

Messrs. Dillahay and Narel and Ms. Cappello are each party to a Severance Agreement (as defined and described below under the heading “Executive Change in Control and Severance Agreements”) pursuant to which any Unvested Company RSAs held by such party that remain outstanding as of immediately prior to the Change in Control (as described in the Severance Agreements) will automatically vest and all restrictions on such awards will automatically lapse.

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement, Parent, Purchaser and NCI have agreed to take such steps as may be required to cause the disposition of the Shares, the Company Options and the Unvested Company RSAs in connection with the Merger Agreement by each individual who is a director or an executive officer of NCI subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that NCI (acting through the NCI Board, compensation committee or its “independent directors” as defined by Nasdaq listing rules to the extent required), prior to the time at which Purchaser irrevocably accepts for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance for payment being referred to herein as the “Acceptance Time”), will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by NCI or its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits are paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Executive Change in Control and Severance Agreements

NCI has entered into Executive Change in Control and Severance Agreements (each a “Severance Agreement” and together, the “Severance Agreements”) with Messrs. Dillahay and Narel, our Chief Executive Officer and Executive Vice President, Chief Financial Officer and Treasurer, respectively, and Ms. Cappello, our Senior Vice President and General Counsel.

The Severance Agreements provide that upon a Change in Control (as defined below), any outstanding Unvested Company RSAs shall automatically vest and all restrictions on such awards shall automatically lapse. All other severance and benefits have been structured as “double trigger” events. The severance benefits are paid only if, during the term and either within 36 months after a Change in Control or within a Potential Change in Control Period (as defined below), (i) the executive’s employment is terminated by NCI or any successor to NCI for any reason other than Cause (as defined below), or (ii) the executive terminates his or her employment due to Good Reason (as defined below) (a “Qualifying Termination”).

Upon a Qualifying Termination, the Company will pay the executive the following: (i) any accrued and unpaid salary, bonus, expense reimbursements, and vacation pay; and (ii) a lump sum cash amount equal to the sum of the following amounts: (a) two times the higher of the executive’s annual base salary and Target Bonus (as defined in the Severance Agreements) in effect immediately prior to the occurrence of the event or circumstance upon which the Notice of Termination (as defined in the Severance Agreements) is based or the executive’s annual base salary in effect immediately prior to the Change in Control; and (b) a pro-rated amount of the aggregate amount of the executive’s annual bonus opportunity at the target level for the year in which the termination is made under the annual incentive plan applicable to the executive as in effect immediately prior to the occurrence of the event or circumstances giving rise to the Notice of Termination, determined by multiplying the executive’s target level bonus amount by a fraction, the numerator of which is the number of days in the annual performance measurement period through the date of termination and the denominator of which is 365.

In addition, upon a Qualifying Termination, the executive will also receive continuation under the terms provided to similarly situated active employees, at no cost to the executive, of life, medical and dental insurance coverage in which the executive (or his or her dependents) was participating as of the date of termination (subject to such modifications as shall be established for all employees of NCI) until the earliest of: (a) the 18-month anniversary of the executive’s date of termination; (b) the date the executive first breaches the release agreement or any restrictive covenant in the agreement or in any employment or other agreement with NCI which survives termination of the executive’s employment; or (c) the date the executive becomes eligible for comparable benefits under a similar welfare benefit plan of a successor employer.

Each agreement also provides that NCI will gross-up any severance payments to the extent the payments would be subject to an excise tax imposed under Section 4999 of the Internal Revenue Code or any similar federal, state or local tax that may be imposed.

To receive the various benefits described above, the executive must sign and not revoke a one-year non-competition agreement and a general release of claims.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a Change in Control under the terms of the Severance Agreements.

For purposes of the Severance Agreements, the terms “Cause”, “Good Reason”, “Change in Control” and “Potential Change in Control” have the following meanings:

Cause. As defined more completely in the Severance Agreements, “Cause” for termination means: (i) an officer’s willful and continued failure to substantially perform his duties for 30 consecutive days after receiving a written demand for substantial performance; (ii) an officer’s fraud or dishonesty or willful misconduct or gross negligence relating to such officer’s employment, which materially injures NCI or its reputation; (iii) an officer’s willful violation of Company policies, which materially injures NCI or its reputation; or (iv) an officer’s conviction of, or entry of a plea of nolo contendere to, a felony.

Good Reason. As defined more completely in the Severance Agreements, “Good Reason” for termination means: (i) NCI assigns duties inconsistent with an officer’s status or materially decreases an officer’s responsibilities; (ii) NCI materially reduces an officer’s base salary; (iii) NCI relocates an officer more than 50 miles from both such officer’s previous workplace and such officer’s residence; (iv) NCI materially breaches the Severance Agreement; or (v) NCI fails to obtain a satisfactory agreement from a successor to assume and agree to perform the Severance Agreement.

Change in Control. As defined more completely in the Severance Agreements, “Change in Control” occurs if: (i) a person or a group acquires beneficial ownership of more than 50% of the total fair market value of NCI’s outstanding stock; (ii) NCI merges or consolidates with another corporation and NCI’s outstanding stock no longer represents at least 51% of the voting power of the surviving entity; (iii) a person or group acquires all or substantially all of NCI’s assets; or (iv) the incumbent members of the NCI Board no longer constitute at least a majority of the NCI Board.

Potential Change in Control. As defined more completely in the Severance Agreements, “Potential Change in Control” occurs if: (i) NCI enters an agreement which would result in a Change in Control; (ii) NCI or a person announces an intention to take actions which would constitute a Change in Control; (iii) a beneficial owner of at least 10% of the voting power of NCI increases such ownership by at least five percent; or (iv) the NCI Board adopts a resolution that a Potential Change in Control has occurred.

The foregoing summary of the Severance Agreements is qualified in its entirety by reference to the full text of the Severance Agreements of Messrs. Dillahay and Narel and Ms. Cappello, which are filed as Exhibits (e)(11), (e)(12) and (e)(13), respectively, to this Schedule 14D-9 and are each incorporated herein by reference.

Retention Agreement with Mr. Narel

On November 16, 2016, NCI entered into a retention agreement with Mr. Narel (the “Retention Agreement”), which provides financial incentives for Mr. Narel to remain employed by NCI or NCI’s affiliates. Pursuant to the Retention Agreement, Mr. Narel is entitled to receive a $100,000 retention incentive payment (less applicable withholdings) (the “Retention Incentive Payment”) if he remains employed with NCI through the time of payment of the 2017 Incentive Compensation Plan bonuses (estimated to be paid on or before March 15, 2018). If Mr. Narel is terminated other than for Cause or if there is a Change of Control (as each term is defined in Mr. Narel’s Severance Agreement), the Retention Incentive Payment will be accelerated and paid within 30 days of such event. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a Change in Control under the terms of the Retention Agreement.

The foregoing summary of the Retention Agreement is qualified in its entirety by reference to the full text of the Retention Agreement, which is filed as Exhibit (e)(14) to this Schedule 14D-9 and is incorporated herein by reference.

Transaction Bonuses for Messrs. Dillahay and Narel and Ms. Cappello

On June 29, 2017, NCI’s compensation commitee approved the following transaction bonuses for NCI’s senior management, the payment of which is conditioned upon the closing of the Offer and the Merger and the continued employment of the applicable individuals through such closing: Mr. Dillahay—$300,000; Mr. Narel—$100,000; and Ms. Cappello—$100,000. Such bonuses are in recognition of the significant contributions they have made to the success of the transaction.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation for each of NCI’s named executive officers that is based on or otherwise relates to the Offer and the Merger. Brian Clark and Marco de Vito were named executive officers for NCI’s fiscal year ended December 31, 2016, but Mr. Clark resigned as NCI’s President and Chief Executive Officer in October 2016 and Mr. de Vito retired from his position as NCI’s Chief Operating Officer in January 2017. Accordingly, neither Mr. Clark nor Mr. de Vito is subject to any change in control or severance agreement, nor will either Mr. Clark or Mr. de Vito be entitled to any compensation or other consideration in connection with the Offer or the Merger, except to the extent he receives the Offer Price in consideration for his Shares, if any.

This compensation is referred to as “golden parachute” compensation by the applicable SEC rules, and in this section we use such term to describe the compensation payable to NCI’s named executive officers with respect to the Transactions. The information set forth in the table below is based on the assumptions that: (i) the Merger was completed on July 14, 2017, and (ii) the employment of each named executive officer was terminated on July 14, 2017, by the Surviving Corporation without Cause or by the named executive officer for Good Reason.

If the Offer is completed in accordance with the terms of the Merger Agreement, the completion of the Offer will constitute a “Change in Control” under and in connection with the terms of the Severance Agreements. The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from NCI if the Offer and the Merger are completed (including the value of payments made with respect to the cash-out of Company Options and Unvested Company RSAs) and, for certain payments and benefits, if the named executive officer thereafter incurs a termination of employment under certain circumstances, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are made in lieu of information not currently available and, as a result, the actual amounts, if any, to be received by the named executive officers may differ in material respects from the amounts set forth below.

The actual amounts can only be determined at the time of such executive officer’s separation from the Surviving Corporation and may, as described elsewhere in this Schedule 14D-9, be subject in certain circumstances to adjustment as a result of the operation of certain features in the Severance Agreements.

For purposes of calculating such potential golden parachute compensation, we have assumed that (i) the Offer Price remains equal to $20.00 per Share, and (ii) the Acceptance Time occurs on July 14, 2017, including with respect to calculating the portion of equity awards subject to accelerated vesting based on holdings as of July 14, 2017.

Golden Parachute Compensation

Name	Cash ($) (1)(2)	Equity ($)(3)(4)	Pension NQDC	Perquisites/ Benefits ($)(5)	Tax Reimbursements ($)(6)	Other	Total ($)(7)
Paul A. Dillahay	2,883,904	3,520,840	—	106,158	—	—	6,510,902
Lucas J. Narel	1,370,205	3,759,500	—	42,569	—	—	5,172,274
Michele R. Cappello	1,250,702	2,406,950	—	69,391	598,357	—	4,325,400

(1)	Includes cash severance payable to each of the named executive officers pursuant to his or her respective Severance Agreement, which, for Ms. Cappello and Messrs. Dillahay and Narel, consists of a lump sum cash payment equal to: (a) two times the higher of the executive’s annual base salary in effect immediately prior to the date of termination or the executive’s annual base salary in effect immediately prior to the Change in Control; (b) two times the amount of the executive’s target annual incentive compensation; (c) a pro-rated amount of the aggregate amount of the executive’s annual bonus opportunity. Also includes the transaction bonus to be paid to the executive in connection with completion of the Offer. In addition, for Mr. Narel, the amount includes cash payable pursuant to the Retention Agreement to be accelerated and paid within 30 days after completion of the Offer. Accordingly, the amounts received by the named executive officers include the following:

•	Mr. Dillahay – severance salary component of $1,000,000, severance incentive compensation component of $1,250,000, severance bonus component of $333,904 and transaction bonus component of $300,000.

•	Mr. Narel – severance salary component of $600,000, severance incentive compensation component of $450,000, severance bonus component of $120,205, retention bonus component of $100,000 and transaction bonus component of $100,000.

•	Ms. Cappello – severance salary component of $590,000, severance incentive compensation component of $442,500, severance bonus component of $118,202 and transaction bonus component of $100,000.

(2)	The severance portion of this amount is payable only upon a “double trigger” (that is, the amount is payable only if, in addition to the completion of the Offer, the executive is terminated by NCI without Cause or the executive resigns for Good Reason within 36 months after the completion of the Offer).

(3)	Amount is payable upon a “single trigger” (that is, it is payable upon completion of the Merger without regard to the occurrence of prior or subsequent events).

(4)	Includes the consideration set forth above with respect to the aggregate amounts payable for Company Options and Unvested Company RSAs. Assuming the Merger was completed on July 14, 2017, the named executive officers will receive the following amounts:

•	Mr. Dillahay – $2,187,500 as payment in respect of canceled Company Options and $1,333,340 as payment in respect of canceled Unvested Company RSAs.

•	Mr. Narel – $2,959,500 as payment in respect of canceled Company Options and $800,000 as payment in respect of canceled Unvested Company RSAs.

•	Ms. Cappello – $1,606,950 as payment in respect of canceled Company Options and $800,000 as payment in respect of canceled Unvested Company RSAs.

(5)	Amount represents the estimated cost of COBRA or continuation of welfare benefits, including life, medical and dental insurance, for 18 months for each of the named executive officers. Amount is payable upon a “double trigger” (that is, similar to severance payments noted above, the amount is payable only if, in addition to the completion of the Offer, the executive is terminated by NCI without Cause or the executive resigns for Good Reason within 36 months after the completion of the Offer).

(6)	Includes the estimated amount of the gross-up payment for the excise tax imposed on the payments and benefits to the named executive officer in connection with a change of control by reason of Sections 4999 and 280G of the U.S. Internal Revenue Code.

(7)	The amounts listed in this column represent the total golden parachute compensation to be provided to each named executive officer. For each such named executive officer, the portion of such compensation attributable to “double trigger” arrangements (as described above) and the portion of such compensation attributable to “single trigger” arrangements (as described above) are as follows:

•	Mr. Dillahay – $2,690,062 attributable to double trigger arrangements and $3,820,840 attributable to single trigger arrangements.

•	Mr. Narel – $1,212,774 attributable to double trigger arrangements and $3,959,500 attributable to single trigger arrangements.

•	Ms. Cappello – $1,818,450 attributable to double trigger arrangements and $2,506,950 attributable to single trigger arrangements.

Director Compensation

NCI’s current director compensation policy provides that each director who is not an employee or executive officer receives the following cash compensation for service on the NCI Board:

Fees
Annual Fee, Chairman*	$300,000
Annual Fee, Vice Chairman*	20,000
Annual Fee, non-chairman directors*	45,000
Annual Fee, Audit Committee Chair*	15,000
Annual Fee, Compensation Committee Chair*	8,000
Annual Fee, Nominating/Governance Committee Chair*	5,000
Board of Directors Meetings**	1,500
Committee Meetings	1,500

*	The annual director and committee chair fees are paid quarterly. The Chairman’s annual fee and the Board of Director’s annual fee include four meetings.
**	Additional board meetings (i.e., those that are not included in annual fee) were, prior to April 1, 2017, compensated at a rate of $1,500 per meeting and are, following April 1, 2017, compensated at a rate of $5,000 per meeting. NCI’s compensation committee increased the fee for each additional board meeting to compensate the directors for the recent increase in their workload as a result of the NCI Board’s heightened role in supervising management and the investment bankers through the transaction process. The increased workload resulted in lengthier meetings and additional requirements for board members to review and analyze documentation in preparation for board meetings.

In addition to the annual cash fee and meeting cash fees, non-employee directors may also receive certain equity-based compensation if and as authorized by NCI’s compensation committee. In June 2016, the compensation committee authorized a grant of 5,000 shares of non-qualified options to purchase Class A Shares to each non-employee director. The options vest equally over three years on the anniversary of the grant date.

Director and Officer Indemnification, Expense Advancement, Exculpation and Insurance

Under Section 145 of the DGCL (“Section 145”), NCI has broad powers to indemnify and advance expenses to its directors and officers with respect to liabilities they may incur in such capacities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company Charter and NCI’s Bylaws (the “Company Bylaws”) include provisions requiring NCI to indemnify and advance expenses to its directors and officers, subject to certain specified limitations.

NCI has included in the Company Charter provisions to eliminate the personal liability of its directors for monetary damages to the fullest extent permitted under the DGCL. The Company Bylaws also provide that the NCI Board has the power to purchase and maintain insurance to protect the Company’s directors, officers, employees and agents. NCI currently maintains such insurance.

The Merger Agreement provides that during the period beginning on the closing date of the Merger and ending on the sixth anniversary of such date, Parent will and will cause NCI, the Surviving Corporation or any of their respective subsidiaries as the case may be, to (i) indemnify, defend and hold harmless all past and present directors and officers of NCI and its subsidiaries (in all their capacities) against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connections with any claim or proceeding and provide advancement of expenses to such persons to the same extent such rights exist as of the date of the Merger Agreement pursuant to the organizational documents of NCI and its subsidiaries and any indemnification agreements in place between NCI and its subsidiaries and any past or present director or officer of NCI as of the date of the Merger Agreement; and (ii) unless a prepaid “tail” insurance policy is purchased as described in the following paragraph, include and maintain in effect any current provisions under NCI’s organizational documents regarding the elimination of liability of directors, indemnification of directors, officers and employees, and advancement of expenses.

In addition, the Merger Agreement also provides that, prior to the Expiration Time, NCI will purchase a six-year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy covering past and present directors of NCI and its subsidiaries for events occurring prior to the completion of the Merger. Such policy will contain terms and conditions no less advantageous to such past and present directors and officers of NCI than the policies maintained by NCI.

Continuing Employees

Parent has undertaken certain covenants in the Merger Agreement relating to the treatment of employees who are employed by NCI or its subsidiaries at the Effective Time (the “Covered Employees”). In general, Parent has agreed, among other things, to and to cause the Surviving Corporation and its subsidiaries to, for a period of one year following the completion of the Merger, provide the Covered Employees with compensation (including salary, bonus opportunities, commissions and other compensation other than any equity-based compensation, long-term incentives, change in control, retention, transition, stay or similar arrangements) and employee benefits (excluding defined benefit pension benefits, nonqualified or deferred compensation benefits, equity-based benefits and retiree benefits except to the extent provided for in any Company employee benefits plan existing as of the date of the Merger Agreement) that are in the aggregate, no less favorable than the compensation and benefits being provided to Covered Employees immediately prior to the completion of the Merger, subject to such modifications are necessary to comply with applicable law and the Company’s collective bargaining agreement.

Parent will, or will cause the Surviving Corporation, and its subsidiaries to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent employee plan providing medical, dental, or vision benefits to the same extent that it would have been waived or satisfied under the applicable Company employee plan; and (ii) use commercially reasonable efforts to provide each Covered Employee with credit for any copayments and deductibles paid prior to such employee’s coverage under any Parent employee plan during the calendar year in which such amount was paid, to the same extent such credit was given under the applicable Company employee plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent employee plan.

As of the Effective Time, Parent will recognize, or will cause the Surviving Corporation and its subsidiaries to recognize, all service of each Covered Employee to NCI or its subsidiaries prior to the completion of the Merger for vesting, benefit accruals and eligibility purposes under any Parent employee benefits plans to the same extent such service is credited under a comparable Company employee benefits plan (other than an equity-based plan), except where such credit would result in a duplication of benefits. However, except as provided in agreements entered into by the Covered Employees with Parent or the Surviving Corporation, Covered Employees shall be considered to be employed “at will” and nothing shall be construed to limit the ability of Parent or the Surviving Corporation to terminate the employment of any Covered Employee.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

At a meeting of the NCI Board held on June 29, 2017, the NCI Board, after considering the factors described below under the heading entitled “Reasons for the NCI Board’s Recommendation”, unanimously:

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and its stockholders;

•	authorized, approved and declared advisable the execution, delivery and performance of the Merger Agreement and the Transactions;

•	recommended that the stockholders of NCI accept the Offer and tender their Shares to Purchaser pursuant to the Offer;

•	authorized that the Merger be effected pursuant to Section 251(h) and effected as soon as practicable following the consummation of the Offer; and

•	took all action necessary to exempt the Merger from the restrictions on business combinations of Section 203 of the DGCL (“Section 203”).

Accordingly, and for the other reasons described in more detail below, the NCI Board unanimously recommends that NCI’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background and Reasons for the NCI Board’s Recommendation

Background of the Offer and the Merger

The following is a chronological description of the material contacts and events leading up to or relating to the Transactions. For a more complete understanding of this description, we encourage you to read the entire Schedule 14D-9, including the Merger Agreement filed herewith as Exhibit (e)(1) to this Schedule 14D-9.

From time to time, NCI and the NCI Board, together with their legal and financial advisors, review and evaluate strategic opportunities and alternatives with a view to enhancing stockholder value. Such opportunities and alternatives include remaining as a stand-alone entity, potential domestic large transformational acquisitions, potential domestic smaller strategic acquisitions of one or more other companies, business segments or other value-added assets in the sectors in which NCI operates, investments in domestic joint ventures, and a potential sale of the Company.

Pursuant to engagement letters, each dated January 15, 2016, NCI engaged Wells Fargo Securities, LLC (“Wells Fargo Securities”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”) as its financial advisors in connection with the NCI Board’s evaluation of certain strategic alternatives, including a potential sale of NCI. The NCI Board decided to consider NCI’s strategic alternatives in light of significant consolidation in the government services industry, which, following discussions with representatives of Wells Fargo Securities and Stifel, the NCI Board believed would bring added pressure on mid-tier providers such as NCI facing scale issues in bidding and winning larger procurement contracts. The strategic alternatives that the NCI Board considered in 2016 with the assistance of Wells Fargo Securities and Stifel included, among other things, a business combination with or sale to another company in the government services industry and the acquisition of smaller companies involved in the government services industry. As part of the 2016 strategic review process, the NCI Board, with the assistance of Wells Fargo Securities and Stifel, solicited indications of interest in a potential transaction involving NCI, but none of these discussions progressed beyond a preliminary stage.

In considering the engagement of more than one financial advisor, the NCI Board considered the fact that both Wells Fargo Securities and Stifel are nationally recognized investment banking firms with substantial experience providing financial advisory and other investment banking services to companies in the government services industry. In addition, the NCI Board considered the fact that Stifel served as NCI’s advisor in connection with its initial public offering in 2005 and that the NCI Board and senior management have met periodically with representatives of Stifel to obtain their views on a number of matters, including the structure of, and developments in, NCI’s industry, and potential acquisitions, dispositions and other potential strategic transactions. It was the belief of the NCI Board and senior management, that by engaging both Wells Fargo Securities and Stifel, NCI would benefit from their respective views on the strategic alternatives available to NCI. In connection with the engagement of Wells Fargo Securities and Stifel, representatives of Paul Hastings LLP (“Paul Hastings”), NCI’s outside legal counsel, briefed the NCI Board on their fiduciary duties and responsibilities, both in a confidential market check process and in the event of any potential strategic transaction involving NCI, with particular focus on the general subject matter of responsibilities in circumstances involving a significant stockholder.

During the first half of 2016, at the request of the NCI Board, representatives of Wells Fargo Securities and Stifel contacted 33 potential buyers (both strategic and financial), only 17 of which expressed initial interest in a possible transaction with NCI and only four of whom submitted a non-binding indication of interest at valuations ranging from $15.60 - $18.50 per Share. One of the bidders was not invited to advance due to such bidder’s offer price being well below the offer prices of the other bidders; two of those bidders dropped out of the process after attending management presentations and the remaining bidder, a private equity firm with a focus on the defense, aerospace and government service industries (“Party A”), completed substantial due diligence and negotiations of a merger agreement at a proposed purchase price of $18.50 per Share (which represented a 49% premium to the closing share price on June 13, 2016 (the last trading day before NCI received Party A’s indication of interest)), but ultimately ended negotiations because of its concerns over regulatory issues with another company in its investment portfolio. Other than Party A, Party D and Party E (each as defined below), none of the other bidders described below were contacted as part of the 2016 evaluation of certain strategic alternatives and neither Party D nor Party E submitted an indication of interest as part of the 2016 process.

In November 2016 and January 2017, representatives of NCI received unsolicited communications from Charles Mills of HIG, a middle-market private equity investment firm (“HIG”), expressing interest in meeting with Mr. Dillahay to discuss a potential business relationship. In light of the management turnover in late 2016 and the embezzlement discovered in January 2017 (described further below), there were no formal discussions between NCI and HIG during that time.

As previously disclosed, on January 23, 2017, NCI commenced an internal investigation upon discovering that its former controller, Jon Frank, had been embezzling money from NCI. Upon completion of the internal investigation, NCI determined that the actual amount of the embezzlement by Mr. Frank during the period from January 2010 through January 2017 was approximately $19.4 million. NCI believes that Mr. Frank acted alone and found no evidence that any other NCI employee was aware of or colluded in the embezzlement of Company funds and found no evidence of any unlawful activity apart from that associated with Mr. Frank’s embezzlement of Company funds. On the same date, NCI filed a lawsuit against Mr. Frank in the Circuit Court of Fairfax County in the State of Virginia to recover the embezzled funds. In connection with the discovery of Mr. Frank’s embezzlement of money from the Company, NCI self-reported such matter to the SEC and the civil and criminal divisions of the U.S. Department of Justice (“DOJ”).

By letter to NCI dated February 1, 2017, the DOJ identified NCI as a possible victim of Mr. Frank’s conduct. On February 8, 2017, the SEC commenced a formal investigation and served NCI with a subpoena requesting certain documents and information relevant to the embezzlement of Company funds by Mr. Frank. NCI continues to cooperate fully with the DOJ and the SEC in connection with their respective investigations, which are ongoing. The United States Attorney’s Office for the Eastern District of Virginia (“USAO EDVA”) has opened a civil fraud investigation into the impact of Mr. Frank’s conduct on NCI’s government contracts. NCI continues to cooperate fully with the USAO EDVA and the Inspectors General of relevant government agencies in connection with this investigation, which is ongoing.

On February 22, 2017, Mr. Dillahay received a call from Charles Mills and Jeff Kelly of HIG during which the parties discussed NCI’s business operations following the previously announced embezzlement of Company funds by NCI’s former controller and HIG’s interest in potentially acquiring NCI.

On March 8, 2017, Mr. Dillahay received a call from Charles Mills and Jeff Kelly of HIG during which HIG expressed an initial offer to acquire NCI at a purchase price of $18.00 per Share.

On March 8, 2017, Mr. Dillahay received a call from a representative of a second private equity firm (“Party B”) regarding scheduling a meeting with a partner of Party B to discuss a possible business relationship with NCI, including a potential acquisition of NCI.

On March 9, 2017, Mr. Dillahay met with a representative of Party B in Rosslyn, Virginia to discuss the parties’ respective investment strategies, including Party B’s investment approach of buying “founder backed” companies. The parties also discussed the state of NCI’s business operations following the previously announced embezzlement of Company funds by NCI’s former controller.

On March 10, 2017, a third private equity firm that invests in the government services sector (“Party C”) submitted a non-binding indication of interest in which it proposed to acquire all of the outstanding Shares on a fully diluted basis for $19.00 per Share in cash, subject to, among other things, completion of due diligence. Party C’s proposal represented a 27% premium to the closing share price on March 9, 2017 (the last trading day before NCI received Party C’s indication of interest) and a 44% premium to the average of the volume-weighted average share price over the 12-month period ended March 9, 2017.

On the same date, at the request of the NCI Board, Mr. Dillahay spoke with Mr. Kelly and advised him that NCI had received a written offer from another private equity firm and that HIG should consider raising its price to at least $20.00 per Share.

On March 13, 2017, Mr. Dillahay received a call from Messrs. Mills and Kelly of HIG during which they indicated that NCI would be receiving a revised offer from HIG in the range of $19.00 to $21.00 per Share.

On March 13, 2017, Mr. Dillahay received a call from a representative of Party B requesting that he meet with the founder of a government contracting company in which Party B held a minority interest (the “Party B Affiliate”). The purpose of the meeting would be to determine if NCI and the Party B Affiliate were potential competitors, as Party B would not be interested in acquiring NCI if it were a potential competitor of the Party B Affiliate. The next day, Mr. Dillahay met with the founder and they discussed the business strategies of NCI and the Party B Affiliate. Later that day Mr. Dillahay spoke with the representative of Party B and was informed that Party B would not be moving forward with a transaction with NCI because it believed that NCI was a potential competitor of the Party B Affiliate. In addition, the representative of Party B informed Mr. Dillahay that even absent such potential conflict, Party B could not justify an offer price for NCI Shares in excess of approximately $16.00 per Share, which was necessary in order to make Party B’s offer competitive with the indications of interest that NCI had received from HIG and Party C.

On March 15, 2017, HIG submitted a non-binding indication of interest in which it proposed to acquire all of the outstanding Shares on a fully diluted basis for a price in the range of $19.00 to $21.00 per share in cash, subject to, among other things, completion of due diligence. HIG’s proposal represented a premium in the range of 29 to 42% to the closing share price on March 14, 2017 (the last trading day before NCI received HIG’s indication of interest) and 44 to 60% to the average of the volume-weighted average share price over the 12-month period ended March 14, 2017.

On March 16, 2017, Party C submitted a revised non-binding indication of interest in which it proposed to acquire all of the outstanding Shares on a fully diluted basis for $20.00 per Share in cash, subject to, among other things, completion of due diligence. Party C’s proposal represented a 29% premium to the closing share price on March 15, 2017 (the last trading day before NCI received Party C’s revised indication of interest) and a 44% premium to the average of the volume-weighted average share price over the 12-month period ended March 15, 2017 and included a request for the exclusive right to negotiate a transaction with NCI for a period of 10 business days. On the same date, Party C also sent an initial due diligence request list to NCI via Wells Fargo Securities.

On March 17, 2017, the NCI Board held a telephonic meeting at which representatives of Paul Hastings, Wells Fargo Securities and Stifel were present. At this meeting, Mr. Dillahay led a discussion regarding the indications of interest received from Party C and HIG and the upcoming filing deadline for NCI’s Annual Report on Form 10-K. At this meeting, a representative of Paul Hastings advised the members of the NCI Board on the subject of their fiduciary duties in the context of an unsolicited acquisition proposal.

At the request of the NCI Board, representatives of Wells Fargo Securities and Stifel summarized the financial terms of the proposals received from Party C and HIG, potential process considerations related to pursuing those proposals, and a brief review of the results of the strategic review process NCI conducted in 2016. In addition, the representatives of Wells Fargo Securities and Stifel each provided the NCI Board with an overview of recent mergers and acquisitions and other strategic transaction activity taking place in the government services industry, including recently completed transactions, as well as their respective views of significant industry consolidation in the government services space, which Wells Fargo Securities and Stifel believed would continue for the foreseeable future. In light of its discussions with representatives of Wells Fargo Securities and Stifel, the NCI Board believed that such consolidation in the government services industry would bring added pressure on mid-tier providers, such as NCI, facing scale issues in bidding and winning larger procurement contracts. The NCI Board discussed various available alternatives that NCI could pursue, including whether there might be opportunities for NCI to be consolidated into a strategic partner or for NCI to pursue consolidation of smaller target companies into its organization, and the relative risks and benefits associated with each such alternative. The NCI Board determined to refrain from making any definitive determinations with respect to the acquisition proposals received until completion of the audit of the 2016 fiscal year and the filing of NCI’s Annual Report on Form 10-K, which had already been delayed as a result of the embezzlement.

During the course of March 23, 2017 through March 31, 2017, at the direction of the NCI Board, Mr. Dillahay spoke with the founder and other representatives of Party C regarding a potential transaction between NCI and an entity owned by such founder (and not owned by Party C) (the “Founder Affiliate”). The founder of Party C provided Mr. Dillahay with an overview of the potential transaction, in which NCI would acquire the Founder Affiliate for approximately $275 million in cash and stock. Party C’s March 16th indication of interest addressed only a transaction with Party C and no formal indication of interest was made with respect to any potential transaction with the Founder Affiliate.

On March 29, 2017, the NCI Board held a telephonic meeting. Mr. Dillahay briefed the NCI Board on his discussions to date with HIG and Party C. During that meeting, the NCI Board determined that it was not interested in pursuing a transaction with the Founder Affiliate, as such a transaction would require a combination of synergies and EBITDA multiple expansion in order to be accretive to NCI’s stockholders, and authorized Mr. Dillahay to continue discussions with HIG and Party C in response to their respective indications of interest.

During the course of April 1, 2017 through April 5, 2017, Mr. Dillahay spoke with the founder of Party C and informed him that the NCI Board had determined not to move forward with a transaction with the Founder Affiliate but would continue discussions regarding a potential acquisition by Party C. Mr. Dillahay also noted that the NCI Board was considering a second offer by another potential buyer.

During the course of April 11, 2017 through April 13, 2017, Mr. Dillahay spoke with a representative of Party C regarding potential modifications being considered by Party C to its March 16th proposal. Mr. Dillahay indicated that the NCI Board was very focused on the amount of the reverse termination fee relative to NCI’s termination fee and would need clarification as to Party C’s sources of debt and equity financing, including that its revised proposal be accompanied by financing commitment letters. Mr. Dillahay also noted that NCI was in the process of preparing information in response to Party C’s due diligence request list.

On April 14, 2017, Mr. Dillahay received an unsolicited call from a representative of an engineering services firm (“Party D”) during which the representative indicated that Party D was interested in potentially acquiring NCI. Mr. Dillahay explained that NCI was not engaged in a formal solicitation process for a sale of the Company, but that NCI had received indications of interest from several other firms and advised Party D to move quickly if it was going to submit a proposal. The representative of Party D stated that NCI would have Party D’s initial offer early the following week and that Party D was familiar with NCI and its business.

On April 17, 2017, NCI executed a confidentiality agreement with HIG and shared certain financial and operational information with them.

Between April 17, 2017 and April 18, 2017, Mr. Dillahay and the representative of Party D engaged in discussions regarding timing for delivery of Party D’s indication of interest and execution of a confidentiality agreement. The parties also discussed the strength of NCI’s business and certain publicly available information regarding NCI’s mix of revenue from indefinite delivery/indefinite quantity vehicles, as well as cost-plus and fixed price contracts.

On the morning of April 19, 2017, Mr. Dillahay received a call from a representative of Party A, the fourth private equity firm to contact NCI in fiscal 2017, during which such representative expressed an interest in potentially acquiring NCI. Mr. Dillahay explained that NCI was not engaged in a formal solicitation process for a sale of the Company, but that NCI had received interest from both strategic and financial buyers and advised Party A to move quickly if it was going to submit a proposal. Later the same day, Party A submitted a non-binding indication of interest in which it proposed to acquire all of the outstanding Shares for $20.00 per share in cash, subject to, among other things, completion of due diligence. Party A’s proposal represented a 50% premium to the closing share price on April 18, 2017 (the last trading day before NCI received Party A’s indication of interest) and a 52% premium to the average of the volume-weighted average share price over the 12-month period ended April 18, 2017.

On April 19, 2017, NCI also received a non-binding indication of interest from Party D, a revised non-binding indication of interest from HIG, and a draft term sheet and exclusivity agreement from Party C.

Party D’s non-binding indication of interest proposed the acquisition of all outstanding Shares at a valuation range of $200 million to $235 million (or approximately $14.06 to $16.08 per Share), subject to, among other things, completion of due diligence. Party D’s proposal represented a premium in the range of 6 to 9% to the closing share price on April 18, 2017 (the last trading day before NCI received Party D indication of interest) and 7 to 22% to the average of the volume-weighted average share price over the 12-month period ended April 18, 2017.

HIG’s revised non-binding indication of interest proposed the acquisition of all outstanding Shares on a fully diluted basis for $19.00 per Share in cash, subject to, among other things, completion of due diligence. HIG’s proposal represented a 43% premium to the closing share price on April 18, 2017 (the last trading day before NCI received HIG’s indication of interest) and a 44% premium to the average of the volume-weighted average share price over the 12-month period ended April 18, 2017.

Party C’s draft term sheet and exclusivity agreement proposed the acquisition of all outstanding Shares of NCI for $20.00 per Share in cash, subject to, among other things, completion of due diligence. Party C requested the exclusive right to negotiate a transaction with NCI and the term sheet provided for a reverse termination fee of 3.5% of the aggregate purchase price in the event a transaction with Party C did not close due Party C’s failure to obtain debt financing. Party C’s proposal represented a 50% premium to the closing share price on April 18, 2017 (the last trading day before NCI received Party C’s revised indication of interest) and a 52% premium to the average of the volume-weighted average share price over the 12-month period ended April 18, 2017.

On April 19, 2017, at the request of the NCI Board, a representative of Wells Fargo Securities spoke with a representative of Party D to inform Party D that its proposal was well below what the NCI Board could consider and that if they wanted to move forward they would need to be at an offer price of at least $20.00 per Share.

On April 20, 2017, Mr. Dillahay received a call from the representative of Party D informing him that Party D could not offer a price that would be considered by the NCI Board and that it was rescinding its interest.

That same day, the NCI Board held a telephonic meeting at which representatives of Paul Hastings, Wells Fargo Securities and Stifel were present. Mr. Dillahay briefed the NCI Board on the receipt of indications of interest from HIG, Party A, and Party C and the discussions to date with each such party and informed the NCI Board that Party D had dropped out of the process due to its inability to support a revised offer that would be competitive to existing offers. At the NCI Board’s request, a representative of Wells Fargo Securities summarized the financial aspects of the three bids and noted that Party C had requested the exclusive right to negotiate a transaction with NCI. The NCI Board discussed next steps and timing of due diligence, and instructed Paul Hastings and Wells Fargo Securities to distribute a draft merger agreement to the bidders. The representative of Paul Hastings reminded the NCI Board of its fiduciary duties under the circumstances.

On April 23, 2017, at the direction of the NCI Board, a representative of Wells Fargo Securities notified each of HIG, Party A, and Party C that there were competing offers and as a part of the NCI Board’s efforts to differentiate bids, they would be asked to review additional, non-public information, submit a marked merger agreement within one week, and submit an improved offer with committed financing in approximately three weeks. At the NCI Board’s request, a draft merger agreement, which had been prepared by Paul Hastings as an “auction draft,” was provided to each of HIG, Party A, and Party C.

On April 24, 2017, NCI executed an amendment to its existing confidentiality agreement with Party A (entered into in connection with NCI’s formal solicitation process in early 2016) to extend the term thereof until April 30, 2020 and shared certain financial and operational information with them.

On the same day, at the direction of the NCI Board, Messrs. Dillahay and Narel had a dinner meeting with representatives of a leading provider of IT services to the U.S. government (“Party E”) in Reston, Virginia. The parties discussed NCI’s business operations following the previously announced embezzlement of Company funds by NCI’s former controller and Party E’s acquisition strategy, including how an acquisition of NCI could play into such strategy.

On April 25, 2017, Party E submitted a non-binding indication of interest in which it proposed to acquire NCI at a valuation range of $18.00 to $20.00 per Share, subject to, among other things, completion of due diligence. Party E’s proposal represented a premium in the range of 25 to 36% to the closing share price on April 24, 2017 (the last trading day before NCI received Party E’s indication of interest) and 37 to 52% to the average of the volume-weighted average share price over the 12-month period ended April 24, 2017. On April 26, 2017 the auction draft of the definitive merger agreement was provided to Party E with a request that Party E provide its response by May 5, 2017.

On April 26, 2017, NCI executed a confidentiality agreement with Party E and on April, 28, 2017 shared certain financial and operational information with them.

During late April 2017 and early May 2017, representatives of Paul Hastings held separate telephonic diligence meetings with representatives of Party A, HIG, Party C, and Party E to discuss certain matters related to the embezzlement of funds by NCI’s former controller.

On April 28, 2017, on behalf of HIG, Kirkland & Ellis LLP (“Kirkland”) delivered a mark-up of the merger agreement to Paul Hastings. The revised draft proposed, among other things, a Company termination fee of 4% of the aggregate purchase price for NCI (as compared to the 3.25% termination fee proposed by NCI in the auction draft of the merger agreement) and a reverse termination fee of 6% of the aggregate purchase price for NCI (as compared to the 10% reverse termination fee proposed by NCI in the auction draft of the merger agreement). Such reverse termination fee would become payable by HIG if HIG did not consummate the transaction following satisfaction of its closing conditions and its receipt of notice from NCI that it stood ready, willing and able to complete the closing, which fee was the sole and exclusive remedy of NCI (even in the event of HIG’s willful breach of the merger agreement). The revised draft also provided for a cap on the aggregate amount of consideration payable in the transaction, reimbursement of $3,000,000 in expenses of Parent, Purchaser and their respective affiliates by NCI in the event the merger agreement was terminated in certain circumstances (including in the event closing did not occur by the outside date, the Parent terminated the merger agreement due to NCI’s breach of its representations, warranties or covenants under the merger agreement in a manner that caused a failure of certain conditions to the Offer, or if a Triggering Event (as defined in the merger agreement) had occurred), eliminated NCI’s right to seek specific performance to fund the equity commitment and consummate the offer or the merger unless certain conditions had been met, and included a closing condition tied to the receipt of third-party consents under certain customer contracts.

On April 30, 2017, Party C delivered a mark-up of the merger agreement to NCI via Wells Fargo Securities. The revised draft proposed, among other things, a company termination fee of 3.5% of the aggregate purchase price for NCI (as compared to the 3.25% termination fee proposed by NCI in the auction draft of the merger agreement) and a reverse termination fee of 4.6% of the aggregate purchase price for NCI (as compared to the 10% reverse termination fee proposed by NCI in the auction draft of the merger agreement), but otherwise contained minimal changes and generally reserved comment until completion of due diligence.

On May 1, 2017, Party A delivered a mark-up of the merger agreement to NCI via Wells Fargo Securities. The revised draft provided for a reverse termination fee of 6% of the aggregate purchase price for NCI (as compared to the 10% reverse termination fee proposed by NCI in the auction draft of the merger agreement) and restrictions on NCI’s ability to seek specific performance to enforce the equity and debt financing, but otherwise contained minimal changes and generally reserved further comment until completion of due diligence.

On May 4, 2017, NCI executed a confidentiality agreement with an affiliate of Party A (the “Party A Affiliate”), which Party A was considering using as its acquisition vehicle. Other than with respect to such confidentiality agreement NCI and Party A did not have any further discussions regarding a transaction with such affiliate.

On May 4, 2017, HIG sent a due diligence request list to NCI via Wells Fargo Securities. During May 2017 and June 2017, representatives of NCI and HIG had a series of in person and telephonic meetings to discuss business diligence matters.

On May 5, 2017, Party E delivered a mark-up of the merger agreement to NCI via Wells Fargo Securities. The revised draft proposed, among other things, an expansion of NCI’s representations and warranties, provided for a company termination fee of 3.5% of the aggregate purchase price for NCI (as compared to the 3.25% termination fee proposed by NCI in the auction draft of the merger agreement), and reimbursement of expenses of Party E in the event the merger agreement was terminated in certain circumstances.

On May 10, 2017 and May 11, 2017, NCI management hosted presentations for representatives of Party A and the Party A Affiliate, HIG, Party C, and Party E (as well as their respective third-party advisors and financing sources). Representatives of Wells Fargo Securities and Stifel were also present at the management presentations. Each presentation included an overview of NCI’s business and growth opportunities, historical financial information, and management’s projected financials (described and discussed further below in this Schedule 14D-9 in the Section entitled “Certain Financial Projections” at pages 47-49).

On May 16, 2017, NCI’s senior management had a conference call with representatives of Wells Fargo Securities and received an update regarding the status of discussions with Party C and Party E. The representative of Wells Fargo Securities advised NCI’s senior management that a representative of Party E had informed Wells Fargo Securities that Party E’s estimate of potential synergies was lower than anticipated and that it would not bid on NCI without obtaining significantly more information on NCI contracts (due to competitive dynamics). Party E also indicated that while it had interest in NCI at $20.00 per Share, it did not want to put forth a bid in which it was not confident and was therefore dropping from the process. The representative of Wells Fargo Securities also advised the NCI Board that it had been informed by a representative of Party C earlier that same day that Party C was also declining the invitation to bid as it believed that NCI Shares were fully and fairly valued at $18.25 (the closing price on May 16, 2017). Party C also indicated that it had determined not to bid because it was their view that the risks related to contract recompetes in 2018 was too high and that base business would be $5,000,000 to $7,000,000 lower in EBITDA at that time, profit margins would also be pressured and they were not comfortable with the new business pipeline since most of the near term opportunities were inherited from the prior leadership team. The representatives of Wells Fargo Securities informed NCI’s senior management that they had not yet heard from Party A since their response to the draft merger agreement on May 1st.

On May 16, 2017, after a representative of Wells Fargo Securities had, as requested by the NCI Board, indicated to Mr. Kelly that a higher per Share offer would be required to remain in the process, HIG submitted a revised non-binding proposal increasing the price per Share it was willing to pay for NCI to $20.00 per Share in cash. HIG’s proposal represented a 16% premium to the closing share price on May 15, 2017 (the last trading day before NCI received HIG’s revised indication of interest) and a 51% premium to the average of the volume-weighted average share price over the 12-month period ended May 15, 2017 . In addition, HIG delivered an initial draft of the debt commitment letter.

On May 21, 2017, a representative of Party A contacted a representative of Wells Fargo Securities to inform such representative that Party A was dropping from the process due to its stated perception of recompete risk and the value it was willing to pay to acquire NCI in relation to such risk.

On May 22, 2017, the NCI Board held a telephonic meeting at which representatives of Wells Fargo Securities, Stifel and Paul Hastings were present. At the request of the NCI Board, representatives of Wells Fargo Securities and Stifel summarized the financial terms of the proposals received to date and the status of discussions with HIG, Party A, Party C, and Party E, noting that Party A, Party C, and Party E had dropped from the process. The NCI Board discussed whether NCI should request a price increase from HIG and determined to delay such request until they were further along in the process and discussing valuation with HIG. The NCI Board instructed senior management of NCI to continue discussions with HIG.

On May 26, 2017, at the request of the NCI Board, a representative of Wells Fargo Securities informed HIG that in order to justify NCI granting HIG the exclusive right to negotiate a transaction with NCI, it would need to address certain economic points in its proposed offer, including improving its proposed offer price and increasing the amount of the reverse termination fee payable by HIG upon termination of the merger agreement in certain circumstances.

Later the same day, HIG contacted Wells Fargo Securities and informed them that while it would agree to increase the reverse termination fee from 6% to 7% of the aggregate purchase price for NCI it could not increase its offer price of $20.00 per Share. HIG also provided a draft exclusivity agreement, which provided HIG with the exclusive right to negotiate a transaction with NCI through June 13, 2017 and the payment by NCI of $3,000,000 (as liquidated damages) in the event NCI breached the agreement.

Following receipt of the draft exclusivity agreement, the NCI Board had a telephonic meeting, at which representatives of Paul Hastings, Wells Fargo Securities and Stifel were present, to discuss HIG’s proposal and the terms of the exclusivity agreement. Upon the instruction of the NCI Board, Paul Hastings returned a draft of the exclusivity agreement to HIG, removing the obligation to pay $3,000,000 upon a breach of the agreement. Kirkland responded by modifying the relevant provision of the exclusivity agreement to provide that in the event of NCI’s breach thereof, NCI would reimburse HIG for reasonable and documented expenses actually incurred following the date of such agreement.

On May 27, 2017, representatives of Paul Hastings, Kirkland and HIG had a telephonic meeting to discuss the provision of the exclusivity agreement related to the payment of HIG’s costs and expenses in the event of a breach of the agreement. NCI agreed to pay HIG’s reasonable and documented costs and expenses if NCI breached the agreement in order to pursue an alternative transaction, and the parties executed the Exclusivity Agreement on the same date.

Between May 31, 2017 and June 16, 2017, representatives of Paul Hastings and Kirkland exchanged revised drafts of the merger agreement and participated in negotiations sessions, while HIG continued its due diligence review of NCI.

On June 2, 2017, Paul Hastings provided an initial draft of the tender and support agreement to Kirkland and between June 6, 2017 and June 26, 2017 exchanged revised drafts of the tender and support agreement and participated in several discussions regarding the tender of Shares held by Mr. Narang and certain of his affiliates, as well as the provisions of the tender and support agreement that would allow Mr. Narang to not tender his Shares (or to withdraw any previously tendered Shares) if the NCI Board were to change its recommendation with respect to the Offer. During these discussions, the representative of Paul Hastings informed the representative of Kirkland that under no circumstance would Mr. Narang agree to tender his Shares in favor of the transaction with HIG if the NCI Board were to change its recommendation with respect to the offer.

On June 6, 2017, Kirkland delivered initial drafts of the equity commitment letter and limited guaranty and during the period from June 6, 2017 through July 2, 2017, Paul Hastings and Kirkland exchanged revised drafts of such documents, as well as the debt commitment letter. On the same day, Paul Hastings delivered to Kirkland an initial draft of NCI’s disclosure schedules to the merger agreement.

On June 7, 2017, Mr. Dillahay provided the NCI Board with an update on the process to date with HIG, noting that the exclusivity period (which was set to expire on June 13, 2017) was fast approaching and that to accommodate such deadline HIG would be seeking approval from its investment committee on June 9, 2017. Mr. Dillahay noted that he expected to receive notification from HIG on June 9th regarding such approval, which would be conditional, as HIG’s diligence teams would continue to finalize outstanding diligence over the coming days and throughout the weekend and HIG would be in a position to provide its final offer on June 13, 2017.

On the morning of June 8, 2017, Mr. Dillahay and a representative of Wells Fargo Securities spoke with Mr. Kelly regarding HIG’s due diligence process and the impending expiration of the exclusivity period on June 13, 2017. Mr. Kelly informed Mr. Dillahay that HIG may need an extension of the exclusivity period to complete its due diligence reports that were to be provided to its lenders in connection with the financing of the transaction, as well as to its insurer in connection with the purchase of representations and warranty insurance. Mr. Kelly proposed a two-week extension for exclusivity. Mr. Dillahay expressed concern to Mr. Kelly about HIG’s proposal and the delay it could cause.

Following the call with Mr. Kelly, Mr. Dillahay provided the NCI Board an update on the diligence process with HIG, noting that while significant progress had been made, HIG had expressed concern that it would not be able to complete its diligence before the expiration of the exclusivity period on June 13, 2017 and may need to request an extension. Mr. Dillahay informed the NCI Board that HIG was expected to present the transaction to its investment committee on June 9, 2017, but that final approval would be contingent upon receipt of final diligence reports and satisfactory resolution of any key outstanding issues.

On June 12, 2017, the NCI Board held a telephonic meeting at which representatives of Paul Hastings, Wells Fargo Securities and Stifel were present. At the request of the NCI Board, a representative of Wells Fargo Securities summarized the status of discussions with HIG, noting that while diligence was in progress HIG was awaiting diligence reports from its third-party advisors, and had asked for an extension on exclusivity. The NCI Board authorized a five-day extension on exclusivity and instructed the representative of Wells Fargo Securities to ask HIG to increase its offer price. The representative of Paul Hastings informed the NCI Board that coming out of discussions with Kirkland on June 11th, there were four key issues outstanding under the merger agreement. Specifically, that the reverse termination fee would be NCI’s sole and exclusive remedy (even if Parent willfully breached the merger agreement), a willful and material breach of the no-shop provision (even by third-party advisors and representatives) would trigger termination of the merger agreement by Parent and payment of the Company termination fee, and NCI would be obligated to reimburse Parent for $3,000,000 in expenses in the event the merger agreement was terminated in certain circumstances (including in the event closing did not occur by the outside date, the Parent terminated the merger agreement due to NCI’s breach of its representations, warranties or covenants under the merger agreement in a manner that caused a failure of certain conditions to the offer, or if a Triggering Event (as defined in the merger agreement) had occurred).

On June 13, 2017, HIG and NCI agreed to extend the exclusivity period under the Exclusivity Agreement from June 13, 2017 to June 18, 2017.

On June 15, 2017, the NCI Board held a regularly scheduled meeting, at which representatives of Paul Hastings, Wells Fargo Securities and Stifel were present. At the request of the NCI Board, a representative of Wells Fargo Securities summarized the status of discussions with HIG, noting that HIG had informed Wells Fargo Securities that its diligence was substantially complete and HIG expected to receive diligence reports from its third-party advisors on June 16th and that HIG indicated that its investment committee meeting to approve the transaction would not occur until June 19th. The representative of Wells Fargo Securities also noted that HIG had informed Wells Fargo Securities that it was very focused on being able to conduct telephone conferences with certain key customers prior to signing a definitive agreement and that given the timing of the investment committee meeting and having to conduct customer calls immediately after such meeting, HIG believed that another extension of the Exclusivity Agreement would be necessary. The NCI Board instructed Wells Fargo Securities to ask HIG for an increase in the offer price prior to its investment committee meeting and to inform HIG that any extension of exclusivity would be modest and allow only enough time to conduct customer calls, which Mr. Dillahay thought could be completed within one day.

Paul Hastings and Kirkland continued to negotiate the terms of the merger agreement and on June 16, 2017, the representative of Paul Hastings indicated that NCI would agree to (i) a termination fee in the event of NCI’s willful and material breach of the no-shop, (ii) be responsible for breaches of the no-shop by NCI’s representatives, (iii) allow the reverse termination fee payable by Parent to be NCI’s sole and exclusive remedy even if Parent willfully breached the merger agreement, and (iv) limit NCI’s recourse with respect to Parent and Purchaser’s financing sources and grant such financing sources third-party beneficiary rights under the merger agreement, in exchange for Parent and Purchaser’s agreement to drop its request for expense reimbursement upon certain terminations of the merger agreement and its request for a representation regarding the aggregate consideration payable under the merger agreement. A representative of Kirkland informed Paul Hastings that HIG was summarily rejecting NCI’s proposal and was not willing to compromise on the two points noted above as part of the exchange. The representative of Kirkland noted that HIG believed it had already moved significantly by increasing the reverse termination fee from 6% to 7% of the aggregate purchase price for NCI and that HIG believed its proposal, taken as a whole, was more than fair. HIG agreed to eliminate the closing condition tied to the receipt of third-party consents under certain customer contracts and to reimburse NCI $3,000,000 for expenses incurred by NCI and its affiliates in connection with the merger agreement in the event the merger agreement is terminated by NCI as a result of Parent’s breach of the agreement.

Between June 16, 2017 and June 29, 2017, Paul Hastings and Kirkland exchanged revised drafts of NCI’s disclosure schedules to the merger agreement and participated in several telephonic negotiation sessions while HIG continued its due diligence review of NCI and NCI responded to numerous due diligence requests from Kirkland.

At 11:59 p.m. on June 18, 2017, the exclusivity period under the Exclusivity Agreement expired, without renewal.

On June 20, 2017, the NCI Board held a special meeting at which representatives of Paul Hastings, Wells Fargo Securities and Stifel were present. At the request of the NCI Board, a representative of Wells Fargo Securities summarized the status of discussions and negotiations with HIG, noting that it had been informed that Mr. Kelly had presented the proposed transaction to HIG’s investment committee, but did not receive its approval to enter into a definitive agreement regarding the proposed transaction at that time, and had to reach resolution regarding certain outstanding diligence matters before making a final determination as to whether to proceed with an acquisition of NCI. Mr. Kelly was still very interested in pursuing a transaction with NCI and invited Mr. Dillahay to New York City to meet with Rick Rosen, a member of HIG’s investment committee. The NCI Board discussed the utility of accepting such a meeting and the likelihood of whether it would change the investment committee’s decision. The NCI Board instructed Wells Fargo Securities to coordinate the meeting with HIG and to inform HIG that based on the outcome of such meeting the NCI Board expected a final decision from HIG by June 26, 2017 as to whether it was going to proceed with an acquisition of NCI. At this meeting, Wells Fargo Securities also informed the NCI Board that HIG had reiterated that it was unwilling to increase its proposed offer price.

On June 21, 2017, at the direction of the NCI Board, Mr. Dillahay and Bridget Medeiros, NCI’s Corporate Senior Vice President, Business Development, and a representative of Wells Fargo Securities met with Messrs. Kelly and Rosen and other representatives of HIG in New York City. During this meeting, Mr. Dillahay and Ms. Medeiros provided HIG with an overview of the Federal IT services market, NCI’s growth strategy under Mr. Dillahay’s leadership, including an overview of the experience of the NCI business development team, and growth potential.

On June 26, 2017, at the request of the NCI Board, a representative of Wells Fargo Securities contacted a representative of HIG to inform it that NCI was proposing transaction and retention bonuses for certain key employees in the aggregate amount of approximately $1.75 million.

On the afternoon of June 26, 2017, the NCI Board held a special meeting at which representatives of Paul Hastings, Wells Fargo Securities and Stifel were present. At the request of the NCI Board, a representative of Wells Fargo Securities summarized the status of discussions and negotiations with HIG, noting that Mr. Dillahay, Ms. Medeiros and a representative of Wells Fargo Securities had met with HIG on June 21st, following which they had been informed that HIG’s investment committee had approved moving forward with the proposed acquisition of NCI at $20.00 per Share. The representative of Wells Fargo Securities noted that HIG was still conducting confirmatory due diligence and had requested that it be able to conduct calls with certain customers prior to signing a merger agreement. A representative of Paul Hastings provided the NCI Board with an update on the status of discussions with Kirkland regarding the merger agreement and disclosure schedules and indicated that financing commitment letters were largely complete.

The NCI Board noted that the Class A Shares were trading at $21.15 and asked Wells Fargo Securities whether HIG would be willing to increase its offer price. Representatives from Wells Fargo Securities informed the NCI Board that, despite repeated requests on behalf of the NCI Board, HIG had refused to increase its proposed purchase price noting that $20.00 was already a significant premium to the Company’s historical trading prices. A representative of Paul Hastings briefed the NCI Board on certain factors they should be considering, in exercising their fiduciary duties in connection with the exercise of their business judgment and a determination regarding the fairness of the offer price.

During the course of June 26, 2017 and June 28, 2017, Paul Hastings and Kirkland exchanged final drafts of the merger agreement, limited guaranty, equity commitment letter, tender and support agreement, and continued negotiations with respect to NCI’s disclosure schedules.

On the afternoon of June 27, 2017, the NCI Board held a telephonic meeting at which representatives of Paul Hastings were present and at which representatives of Wells Fargo Securities were initially present. A representative of Paul Hastings summarized for the NCI Board the process undertaken by NCI’s senior management team with the assistance of Wells Fargo Securities, Stifel and Paul Hastings in connection with the potential sale of NCI and advised the NCI Board of its fiduciary duties.

At such meeting, a representative of Wells Fargo Securities provided the NCI Board with an update regarding the status of discussions and negotiations with HIG, noting that they had been informed by HIG that HIG’s due diligence was near completion and that NCI and HIG were planning to commence customer calls on Wednesday, June 28, 2017. In addition, representatives of Wells Fargo Securities reviewed and discussed with the NCI Board Wells Fargo Securities’ preliminary financial analyses with respect to NCI and the proposed transaction with HIG. Following such review and discussion, the representatives of Wells Fargo Securities left the meeting, and representatives of Stifel joined the meeting and reviewed and discussed with the NCI Board Stifel’s preliminary financial analyses of the consideration that would be payable to the stockholders of NCI pursuant to the proposed transaction with HIG. The representatives of Stifel then left the meeting.

A representative of Paul Hastings then briefed the NCI Board on the compromise discussed with HIG’s counsel regarding the expense reimbursement provisions in the merger agreement and indicated that with resolution of this issue, the transaction documents could be finalized. The representative of Paul Hastings also briefed the NCI Board on HIG’s stated reasons and process for obtaining representations and warranties insurance and how that process could impact the timing for signing.

On June 27, 2017, at the request of the NCI Board, a representative of Wells Fargo Securities contacted a representative of HIG to inform it that the aggregate amount of the proposed transaction and retention bonuses would be $1.25 million, which amount included transaction bonuses for each of Mr. Dillahay, Mr. Narel, and Ms. Cappello in the amounts of $300,000, $100,000, and $100,000, respectively.

On June 28, 2017, following the NCI Board meeting, the non-employee directors of NCI met in executive session and approved an additional per meeting fee for directors of $3,500 to compensate the directors for the recent increase in their workload for meetings of the NCI Board occurring after April 1, 2017 as a result of the NCI Board’s heightened role in supervising management and the investment bankers through the transaction process. The increased workload for the NCI Board was also accompanied by lengthy meetings and additional requirements for board members to review and analyze facts and documentation in preparation for board meetings relating to the Transactions.

Late on the evening of June 28, 2017, Kirkland provided a revised draft of the debt commitment letter, and the next day Paul Hastings informed Kirkland that subject to receipt and review of the final executed version of same, it had no further comments on the debt commitment letter.

On June 29, 2017, the compensation committee of the NCI Board held a meeting to discuss transaction and retention bonuses of $1.25 million in the aggregate, proposed by NCI’s senior management to be paid to NCI employees in connection with closing of the Transactions. Such bonuses would be paid to employees who made significant contributions to the success of the transaction and such retention bonuses would be paid to employees whose continued employment, through the closing, is necessary to HIG’s assuming operation of the business or to the Company’s continued operation of the business in the event the closing does not occur. A representative of Paul Hastings briefed the NCI Board on the legal standard for approving such bonuses. The compensation committee of the NCI Board approved the transaction and retention bonuses, the payment of which is conditioned upon the closing of the Offer and the Merger and the continued employment of the applicable individuals through such closing.

On the same day, following the meeting of the compensation committee, the NCI Board had a meeting to consider the approval of the merger agreement and the transactions contemplated thereby. Prior to the meeting, the NCI Board was provided with materials relating to the proposed transaction with Parent and Purchaser, including, among other things, the proposed final draft of the merger agreement, NCI’s disclosure schedule to the merger agreement, the equity commitment letter, the debt commitment letter, the tender and support agreement, and the limited guaranty, as well as summaries of the material terms, prepared by Paul Hastings, and discussion materials prepared by Wells Fargo Securities and Stifel. At that meeting:

•	At the request of the NCI Board, representatives of Wells Fargo Securities reviewed and discussed its financial analyses with respect to NCI and the proposed Transaction. Thereafter, at the request of the NCI Board, Wells Fargo Securities rendered Wells Fargo Securities’ oral opinion to the NCI Board (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion dated June 29, 2017) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion, as of June 29, 2017, the Offer Price to be received by the holders of Shares, other than the Excluded Stockholders, in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For purposes of Wells Fargo Securities’ opinion, the term “Excluded Stockholders” meant the Parent, Purchaser and their respective affiliates, including HIGMM;

•	Representatives of Stifel reviewed with the NCI Board Stifel’s financial analyses of the consideration that would be payable to the stockholders of NCI pursuant to the Merger Agreement and delivered to the NCI Board Stifel’s oral opinion, which was confirmed by delivery of a written opinion dated June 29, 2017, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications contained in the written opinion, the $20.00 per Share in cash to be received by the holders of Class A Shares (other than Purchaser, Parent, the Company and their respective subsidiaries and other than holders of dissenting Shares), in their capacity as holders of Class A Shares, for their Shares pursuant to the Merger Agreement was fair to such holders, from a financial point of view;

•	A representative of Paul Hastings reviewed for the NCI Board the resolution of previously open issues in the Merger Agreement and briefed the NCI Board on the key provisions of the proposed final Merger Agreement, including the Offer conditions, the NCI Board’s ability to change its recommendation in the absence of a superior proposal, non-solicitation provisions that would permit NCI to negotiate and accept an unsolicited superior proposal subject to compliance with the Merger Agreement, Parent’s matching rights, termination rights, the termination fee, and circumstances under which the termination fee would be payable. Paul Hastings’ representative also answered the directors’ remaining questions and provided further legal advice about the Merger Agreement, the Offer, and the Merger; and

•	A representative of Wells Fargo Securities informed the NCI Board that it had been advised by HIG that HIG had completed its customer calls and due diligence and that the primary outstanding item was HIG’s receipt of its representations and warranty insurance binder.

Following careful consideration of the proposed merger agreement, the NCI Board unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and its stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the Transactions; (iii) resolved to recommend that the stockholders of NCI accept the Offer and tender their Shares to Purchaser pursuant to the Offer; (iv) authorized that the Merger be effected pursuant to Section 251(h) and effected as soon as practicable following the consummation of the Offer; and (v) approved the Merger, the Offer, the Merger Agreement and the Tender Agreement and the transactions contemplated thereby for the purposes of exempting them from the restrictions of Section 203 of the DGCL on “business combinations” with “interested stockholders.”

Between June 29, 2017 and July 2, 2017, Parent continued to negotiate the final terms of the debt commitment letter with the Lender, and on the morning of July 2, 2017, Mr. Dillahay spoke with Mr. Kelly to discuss the status of the debt commitment letter and timing for signing the merger agreement and related transaction documents.

On July 2, 2017, the parties executed the Merger Agreement.

On July 3, 2017, prior to the opening of trading on NASDAQ, NCI issued a press release announcing the execution of the Merger Agreement.

Reasons for the NCI Board’s Recommendation

The NCI Board, after considering the factors described below and after consulting with senior management and legal and financial advisors, unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) authorized that the Merger be effected under Section 251(h) of the DGCL; and (iv) recommended that NCI’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In addition, the NCI Board considered a number of factors that it believed supported its decision to take the foregoing actions, including, but not limited to, the following:

Offer Price. The NCI Board considered the Offer Price to be paid in relation to (i) the historical market prices of the Class A Shares and the potential impact of takeover speculation on such prices and (ii) the NCI Board’s expectations regarding the future trading prices if NCI remained an independent publicly-traded company.

Intrinsic Value of the Company. The NCI Board considered that the Company’s Class A Share price during the period following NCI’s receipt of the first unsolicited offer in 2017 did not appear to track the underlying performance of the business but instead more likely reflected the potential impact of takeover speculation. On March 9, 2017 (the last trading day prior to NCI’s receipt of the first unsolicited offer in 2017), the closing price of the Class A Shares was $14.95 per share and by May 26, 2017 (the last day prior to entering into exclusivity with Parent), the closing price of the Class A Shares had climbed 28.4% to $19.20 per share. The NCI Board also considered its belief that the market price of the Class A Shares in the period after March 9, 2017 was substantially higher than the intrinsic value of NCI’s business and operations.

Premium to the Trading Price of Class A Shares. The NCI Board considered the fact that the Offer Price to be paid represents a premium of approximately:

•	17.9% to the average of the daily volume-weighted average trading price of Class A Shares for the 90-day period ending on June 28, 2017 (the last trading day prior to the NCI Board’s approval of the Merger Agreement);

•	33.8% to the closing price of Class A Shares on March 9, 2017 (the last trading day prior to NCI’s receipt of the first unsolicited offer in 2017); and

•	82.2% to the intraday low for the 52-week period ending June 28, 2017.

Operating and Financial Condition and Prospects. The NCI Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and the future growth prospects of NCI, including the Company Projections (as defined and described below), and assessed a range of possible values to our stockholders associated with continuing to operate NCI as an independent publicly-traded company. The NCI Board discussed and deliberated at length with respect to NCI’s recent financial performance, current financial prospects and risks associated with achieving and executing upon NCI’s operating plan, particularly in light of (i) the recent wave of consolidations in the government services space—e.g., SAIC-Scitor; Engility-TASC; CSC-SRA; CACI-NSS (L-3); and Leidos-LMT Services—which could bring added pressure on mid-tier providers such as NCI by impacting our ability to bid and win larger procurements, (ii) risks associated with the investigations into the recently discovered embezzlement of Company funds and indirect cost rate accounting issues discovered in connection therewith, (iii) the intensely competitive nature of the industries in which NCI currently and prospectively markets its technologies, products and services, (iv) effects of the recent turnover of senior management in late 2016 and early 2017; and (v) the other factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by us on March 31, 2017 with the SEC, as well as the risks and other factors set forth from time to time in our other filings with the SEC, including the disclosures set forth in the section entitled “Risk Factors” in those filings.

Negotiations with Parent; Highest Price Reasonably Available. The NCI Board considered its belief that the Offer Price was the highest price reasonably attainable by NCI’s stockholders in a sale of NCI, considering potentially interested third parties and strategic opportunities. The NCI Board also considered its view that, after extensive negotiations with representatives of Parent, resulting in an increase in the price per share initially offered by Parent, NCI obtained the highest price that Parent is willing to pay for NCI. In addition, the NCI Board considered the results of the 2016 process through which it solicited potential buyers of NCI, the results of discussions with other potential buyers for NCI during 2017, and the numerous changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to NCI, leading to its belief that $20.00 was Parent’s best and final offer and that the terms of the Merger Agreement include the most favorable terms to NCI and its stockholders to which Parent was willing to agree.

Cash Consideration; Certainty of Value. The NCI Board considered the fact that the form of consideration payable to NCI’s stockholders will be all cash, which will provide our stockholders with certainty of value and immediate liquidity, while reducing the market and long-term business risks, including risks related to NCI’s historical operating results and future growth prospects, as described below.

Strategic Alternatives. The NCI Board considered its belief that the value offered to the stockholders in the Offer and the Merger was more favorable to stockholders than the potential value of pursuing other alternative transactions, including other potential acquisitions, partnerships and opportunities for strategic transactions, as well as the possibility of continuing as an independent publicly-traded company and expanding through organic growth, acquisitions or a combination of the two, the range of potential benefits to our stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives. The NCI Board also considered the results of the process that it had conducted (including a formal solicitation process in 2016), with the assistance of its financial and legal advisors and senior management, to evaluate strategic alternatives and select business combination partners that had the potential to expeditiously enter into a definitive acquisition agreement and to consummate the proposed transaction on terms most favorable to our stockholders, and the results of the discussions with each of the parties that submitted a formal bid to acquire NCI. In addition, the NCI Board considered the fact that, while there were discussions and meetings with other potential third party acquirors, each of those potential acquirors, other than Parent, ultimately indicated that they had either determined not to pursue a transaction to purchase NCI or would not offer a purchase price at or above $20.00 per share. Based on the pricing, timing, availability of financing and other terms and conditions communicated by the other third party bidders, and the operational and financial risks associated with continuing as an independent publicly-traded company, the NCI Board ultimately determined that the Offer and subsequent

Merger was more favorable to our stockholders than any other strategic alternative reasonably available to us, including continuing as an independent publicly-traded company.

Financial Advisors’ Opinions. The NCI Board considered the financial analyses reviewed and discussed with the NCI Board by representatives of Wells Fargo Securities as well as the oral opinion of Wells Fargo Securities rendered to the NCI Board on June 29, 2017 (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion dated the same date) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion, as of June 29, 2017, the Offer Price to be received by the holders of Shares, other than the Excluded Stockholders, in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The NCI Board also considered the financial analyses reviewed and discussed with the NCI Board by a representative of Stifel, as well as the oral opinion of Stifel rendered to the NCI Board on June 29, 2017, which was confirmed by delivery of Stifel’s written opinion of the same date, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the written opinion, the consideration to be received by the holders of Class A Shares (other than Purchaser, Parent, NCI and their respective subsidiaries and other than holders of dissenting Shares), in their capacity as holders of Class A Shares, for their Shares pursuant to the Merger Agreement was fair to such holders, from a financial point of view.

Terms of the Merger Agreement. The NCI Board considered the terms and conditions of the Merger Agreement, including:

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. At any time prior to the Acceptance Time, in response to an unsolicited bona fide proposal relating to an alternative acquisition transaction that the NCI Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a superior proposal, NCI may, upon a good faith determination by the NCI Board (after receiving the advice of its outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties to our stockholders under applicable law, furnish information with respect to NCI and its subsidiaries to any person making such alternative acquisition proposal and participate in discussions or negotiations with such person regarding such alternative acquisition proposal in accordance with the applicable requirements of the Merger Agreement.

•	Ability to Change Recommendation and Accept a Superior Proposal. At any time prior to the Acceptance Time, the NCI Board may withdraw or change its recommendation in favor of the Offer in accordance with the applicable requirements of the Merger Agreement if the failure to do so would be inconsistent with its fiduciary duties, including in the circumstance where NCI receives an alternative acquisition proposal that the NCI Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a superior proposal. In addition, NCI may terminate the Merger Agreement in accordance with the applicable requirements of the Merger Agreement and enter into an agreement with respect to an alternative acquisition proposal that the NCI Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a superior proposal and if the NCI Board concludes in good faith, after consultation with outside legal counsel, that the failure to enter into such agreement with respect to such alternative acquisition proposal would be inconsistent with its fiduciary duties.

•	Reasonable Termination Fee. The NCI Board considered the $11,256,000 termination fee, representing approximately 4% of the aggregate consideration to be paid for NCI, that could become payable pursuant to the Merger Agreement under certain circumstances, including if NCI terminates the Merger Agreement to accept a superior proposal or if Parent terminates the Merger Agreement because the NCI Board changes its recommendation with respect to the Offer. The NCI Board considered that such termination fee could have the effect of deterring third parties who might be interested in exploring an acquisition of NCI, but believed that such termination fee was reasonable in the context of comparable transactions.

•	Reverse Termination Fee. Other than any equitable remedies NCI may be entitled to, NCI’s right to receive payment of a reverse termination fee of $19,698,000 from Parent, representing approximately 7% of the aggregate consideration to be paid for NCI, which is the sole and exclusive remedy of NCI against Parent and Purchaser and certain related parties as described in the Merger Agreement with respect to any loss or damage suffered as a result of any breach of the Merger Agreement or failure of the transactions contemplated by the Merger Agreement to be consummated.

•	Specific Performance. The NCI Board considered that NCI may specifically enforce the terms of the Merger Agreement and cause Parent and Purchaser to cause the Offer, the Merger and other transactions contemplated thereby to be consummated if all conditions to the Offer have been satisfied, NCI has notified Parent that it is ready and willing to close and the Debt Financing has been funded (or will be funded at closing). In addition, in such situation, NCI may specifically enforce, as a third party beneficiary of the Equity Commitment Letter and subject to the conditions set forth therein, Parent’s obligation to cause the Equity Financing to be funded.

•	Material Adverse Effect. The NCI Board considered the provisions in the Merger Agreement related to the impact that a material adverse effect on NCI would have on the obligation of Parent and Purchaser to complete the Offer, and particularly that any change, event, circumstance or development related to NCI or its subsidiaries’ assets, financial condition or results of operations or its ability to complete the transactions contemplated by the Merger Agreement resulting from, among other things, NCI’s failure to meet any operating projections or forecasts or published revenue or earnings predictions (in each case subject to certain exceptions), any events attributable to the taking of any action by NCI that is expressly required by the Merger Agreement, or any events attributable to the announcement or performance of the Merger Agreement or the completion of the transactions contemplated thereby or the pendency of the Offer, are excluded from the determination of whether a material adverse effect on NCI has occurred that would permit Parent and Purchaser to elect not to complete the Offer.

Tender Agreement. The NCI Board considered the provisions of the Tender Agreement that excuse Mr. Narang from being required to tender his Subject Shares in the Offer if the NCI Board changes its recommendation with respect to the Offer under certain circumstances (see Section 11—“The Merger Agreement; Other Agreements—Termination” of the Offer to Purchase and Item 3—“Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Parent, Purchaser and the Directors and Officers of the Company—Tender and Support Agreement” of this Schedule 14D-9).

Likelihood of Completing the Offer. The NCI Board considered the likelihood that the Offer would be completed, in light of, among other things, the conditions to completion of the Offer, absence of a financing condition, relative likelihood of obtaining required regulatory approvals, Parent’s representation that it will have sufficient financial resources to pay the aggregate Offer Price and complete the Offer and the Merger, and remedies available to us under the Merger Agreement in the event of various breaches of the Merger Agreement by Parent.

Loss of Opportunity. The NCI Board considered the possibility that, if it declined to adopt the Merger Agreement, there may not be another opportunity for our stockholders to receive a comparably priced transaction and that the short-term market price for our common stock could fall below the $20.00 per share in cash to be paid in the Offer, and possibly substantially below such price.

Debt and Equity Commitment Letter; Limited Guaranty. The NCI Board considered the terms and conditions related to the financing of the Offer by Parent, including that:

•	Parent received executed Financing Commitment Letters from investment firms with significant experience in similar financing transactions and strong reputations for honoring the terms of such commitment letters, which, in the reasonable judgment of the NCI Board, increases the likelihood of such financing being completed;

•	each of Parent and Purchaser is required to use its reasonable best efforts to take, or cause to be taken, all actions necessary to obtain the Debt Financing, including performing their respective obligations under the Debt Commitment Letter;

•	KKR Credit Advisors (US) LLC has provided the Debt Commitment Letter to fund the debt portion of the financing (which represents up to 70% of the total $283,101,540 financing required for the Offer and the Merger, including the refinancing of NCI’s current indebtedness) and has provided assurances of the financial viability of the sources of its funds;

•	the Investor has provided the Equity Commitment Letter to fund the equity portion of the financing (which represents up to 45% of the total $283,101,540 financing required for the Offer and the Merger, including the refinancing of NCI’s current indebtedness) and has provided assurances of the financial viability of the sources of its funds;

•	the conditions to funding set forth in the Financing Commitment Letters are limited in number and scope, and if Parent and Purchaser fail to complete the Offer under certain circumstances, Parent is obligated to pay NCI a termination fee of $19,698,000; and

•	the Investor has provided the Limited Guaranty in favor of NCI that guarantees certain obligations of Parent and Purchaser under the Merger Agreement.

Availability of Appraisal Rights. The NCI Board considered the fact that stockholders who do not tender their shares in the Offer and who otherwise properly comply with the DGCL will have the right to demand appraisal of the fair value of their Shares under the DGCL, and that there was no condition in the Merger Agreement relating to the maximum number of Shares for which NCI stockholders could demand appraisal.

The NCI Board also considered certain potentially negative factors in its deliberations concerning the Offer, including the following:

No Stockholder Participation in Future Growth or Earnings. The NCI Board considered that if the Offer and the Merger are completed, NCI’s stockholders will receive the Offer Price in cash for their Shares and will no longer have the opportunity to participate in any future earnings or growth of NCI or to benefit from any potential future appreciation in the value of NCI, including any value that could be achieved if NCI engages in future strategic or other transactions.

Stock Price. The NCI Board considered the fact that the Offer Price represented a discount of approximately 4.3% to the closing price of the Class A Shares on June 28, 2017 (the last trading day prior to the NCI Board’s approval of the Merger Agreement).

Impact of Announcement on NCI’s Business. The NCI Board considered the effect of a public announcement of the Offer on NCI’s operations, share price, employees, relationships with existing and prospective customers, suppliers and business partners, and its ability to attract and retain key management, research and sales personnel while the Offer is pending, and the potential adverse effects on the financial results of NCI as a result of that disruption.

Interim Restrictions on the Operation of NCI’s Business. The NCI Board considered that, under the terms of the Merger Agreement, NCI has agreed that, prior to the completion of the Merger, it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that NCI will not undertake various actions related to the conduct of its business without the prior written consent of Parent. The NCI Board further considered that these provisions may limit NCI’s ability to pursue business opportunities that would otherwise be in our best interests.

No Solicitation. The NCI Board considered the fact that the Merger Agreement prohibits NCI from actively soliciting alternative acquisition proposals and only allows NCI to interact with third parties with respect to unsolicited alternative acquisition proposals under certain circumstances and subject to certain conditions, in each case as described in Section 11—“The Merger Agreement; Other Agreements—No Solicitation” of the Offer to Purchase.

Effect of Failure to Complete the Merger. The NCI Board considered the possibility that the Offer and the Merger might not be completed, including the adverse effects that a failure to complete the Offer and the Merger could have on NCI’s business, the market price for NCI common stock and NCI’s relationships with customers and employees, including the fact that (i) NCI’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Offer, (ii) NCI will have incurred significant transaction costs, (iii) NCI’s prospects could be adversely affected, or may be perceived by the market as having been adversely affected, and (iv) NCI’s continuing business relationships may be disrupted.

Possible Deterrence of Competing Offers. The NCI Board considered the risk that various provisions of the Merger Agreement, including the requirement that NCI must pay to Parent a break-up fee of $11,256,000 if the Merger Agreement is terminated in connection with a superior proposal, may discourage other parties potentially interested in an acquisition of, or combination with, NCI from pursuing that opportunity. See Section 11—“The Merger Agreement; Other Agreements—Termination” of the Offer to Purchase.

Unavailability of Financing. The NCI Board considered the possibility that Parent and Purchaser will be unable to obtain the Equity Financing from the Investor under the Equity Commitment Letter or the Debt Financing from the Lender under the Debt Commitment Letter, including as a result of the conditions in the Financing Commitment Letters.

Limited Damage Remedies. The NCI Board considered the fact that NCI’s damages remedy in connection with a breach of the Merger Agreement by Parent and Purchaser is limited to $19,698,000.

Merger Consideration Taxable. The NCI Board considered the fact that the receipt of cash by certain NCI stockholders pursuant to the Offer and the Merger will generally be a taxable transaction for U.S. federal income tax purposes and such stockholders generally will recognize capital gain or loss equal to the difference, if any, between the cash that the stockholder receives in the Offer or the Merger and the stockholder’s adjusted tax basis in the Shares surrendered. See Section 5—“Certain Material United States Federal Income Tax Consequences” of the Offer to Purchase.

In addition, the NCI Board was aware of and considered the interests that our directors and executive officers may have with respect to the Offer and the Merger that are in addition to, or different from, their interests as stockholders of NCI generally, as described in Item 3—“Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of the Company” beginning on page 6 of this Schedule 14D-9.

This discussion of the information and factors considered by the NCI Board is not intended to be exhaustive, but is intended to summarize certain material factors considered by the NCI Board in connection with its approval and recommendation of the Offer and the other related transactions described in this Schedule 14D-9. In view of the wide variety of factors considered, the NCI Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, the NCI Board concluded that the potential benefits of the Offer outweighed the potential negative factors and that, overall, the Offer had greater potential benefits for our stockholders than other strategic alternatives. Therefore, after taking into account all of the factors set forth above, the NCI Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and our stockholders.

Intent to Tender

To the knowledge of NCI, each of the directors and executive officers of the Company (including Mr. Narang) currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them in the Offer. As of July 14, 2017, the Company’s directors and executive officers, as a group, beneficially owned an aggregate of 4,710,787 Shares, excluding for this purpose outstanding Shares of unvested restricted stock and Shares underlying outstanding Company Options, representing approximately 35% of the outstanding Shares as of such date, including Shares held by Mr. Narang which are subject to the Tender Agreement. See “Item 3—Arrangements with Parent, Purchaser and the Directors and Officers of the Company—Tender and Support Agreement” for a description of the Tender Agreement pursuant to which Mr. Narang has agreed to tender his Shares.

Opinion of Wells Fargo Securities, LLC

On June 29, 2017, Wells Fargo Securities rendered its oral opinion to the NCI Board (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion dated the same date) that, as of June 29, 2017, the Offer Price to be received by the holders of Shares, other than the Excluded Stockholders, in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Wells Fargo Securities’ opinion was for the information and use of the NCI Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger. Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to the holders of Shares, other than the Excluded Stockholders, of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Offer and the Merger. The summary of Wells Fargo Securities’ opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 is intended to be, and they do not constitute, advice or a recommendation to the NCI Board or any holder of Shares as to how such holder should vote or act on any matter relating to the proposed Offer and Merger including, without limitation, whether or not such holders should tender their Shares to Purchaser pursuant to the Offer.

In arriving at its opinion, Wells Fargo Securities:

•	Reviewed a draft, dated June 29, 2017, of the Merger Agreement and certain publicly available business and financial information relating to NCI;

•	Reviewed certain other information relating to NCI, including the Company Projections (as defined below) setting forth financial forecasts for NCI for the fiscal years ended December 31, 2017 through December 31, 2021 prepared and provided to Wells Fargo Securities by the management of NCI, as adjusted, based on discussions with management of NCI;

•	Spoke with the management of NCI regarding the business and prospects of NCI;

•	Considered certain financial and stock market data of NCI and compared that data with similar data for other companies with publicly traded equity securities in businesses that Wells Fargo Securities deemed relevant;

•	Considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that Wells Fargo Securities deemed relevant; and

•	Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Wells Fargo Securities deemed relevant.

In connection with its review, Wells Fargo Securities did not independently verify any of the foregoing information, and Wells Fargo Securities assumed and relied upon such information being complete and accurate in all respects. Wells Fargo Securities was advised, and at NCI’s direction assumed, that the Company Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NCI as to the future financial performance of NCI. At NCI’s direction, Wells Fargo Securities further assumed that the Company Projections were a reasonable basis on which to evaluate NCI and the Offer and the Merger and used and relied upon such forecasts for purposes of its analyses and opinion. Wells Fargo Securities expressed no view or opinion with respect to the Company Projections or the assumptions upon which they were based.

For purposes of its analyses and opinion, at NCI’s direction Wells Fargo Securities assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on NCI or the contemplated benefits of the Offer and the Merger. Wells Fargo Securities also assumed that the Offer and the Merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof material to its analyses or opinion. In addition, Wells Fargo Securities was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NCI, nor was Wells Fargo Securities furnished with any such evaluations or appraisals. Wells Fargo Securities did not undertake any independent analysis of any potential or actual litigation or claims, regulatory action, possible unasserted claims or other contingent assets or liabilities, to which NCI was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which NCI was or may have been a party or was or may have been subject. In that regard, at NCI’s direction, for purposes of its analyses and opinion, Wells Fargo Securities assumed that any recovery with respect to the assets that NCI believed were wrongfully obtained by a former employee of NCI, net of any associated liabilities and expenses, would not be material to its analyses or opinion. At NCI’s direction, Wells Fargo Securities further assumed that the final form of the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by Wells Fargo Securities in all respects material to its analyses and opinion.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to the holders of Shares, other than the Excluded Stockholders, of the Offer Price to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement and did not address any other aspect or implication (financial or otherwise) of the Offer and the Merger, or any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the Offer Price or otherwise. NCI advised Wells Fargo Securities that holders of shares of Class A Shares and Class B Shares must receive the same consideration per Share in the Offer and the Merger and, consequently, for purposes of its analyses and opinion, Wells Fargo Securities at NCI’s direction assumed that shares of Class A Shares and Class B Shares have equivalent value. As a consequence, Wells Fargo Securities did not express any opinion with respect to the allocation of the aggregate consideration to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement as between or among holders of different classes of Shares, or groups thereof or the relative fairness of such allocation to holders of one or more classes of Shares, or groups thereof. Furthermore, Wells Fargo Securities did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. Wells Fargo Securities assumed that NCI had or would obtain such advice or opinions from appropriate professional sources.

Wells Fargo Securities’ opinion was necessarily based upon information made available to Wells Fargo Securities as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Wells Fargo Securities did not undertake, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Wells Fargo Securities’ opinion did not address the relative merits of the Offer and the Merger as compared to any alternative transactions or strategies that might have been available to NCI, nor did it address the underlying business decision of the NCI Board or NCI to proceed with or effect the Offer and the Merger.

Under the terms of its engagement, neither Wells Fargo Securities’ opinion nor any other advice or services rendered by it in connection with the proposed Offer and the Merger or otherwise, should be construed as creating, and Wells Fargo Securities will not be deemed to have, any fiduciary, agency or similar duty to the NCI Board, NCI, Purchaser, Parent, any security holder or creditor of NCI or any other person, regardless of any prior or ongoing advice or relationships. Under the terms of its engagement, Wells Fargo Securities was retained by NCI as an independent contractor and the opinion and other advice rendered by Wells Fargo Securities were provided solely for the use and benefit of the NCI Board (in its capacity as such) in connection with its evaluation of the proposed Offer and the Merger. As a matter of state law, Wells Fargo Securities believes the opinion and other advice of Wells Fargo Securities may not be used or relied upon by any other person without its prior written consent. See e.g., Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), HA2003 Liquidating Trust v. Credit Suisse Secs. (USA) LLC, 517 F.3d 454 (7th Cir. 2008) and Collins v. Morgan Stanley Dean Witter, 224 F.3d 496 (5th Cir. 2000). By limiting the foregoing statement to matters of state law, Wells Fargo Securities is not, and should not be deemed to be, admitting that Wells Fargo Securities has any liability to any persons with respect to its advice or opinion under the federal securities laws. Furthermore such statement is not intended to affect the rights and responsibilities of the NCI Board under governing state law or the federal securities laws. Any claims under the federal securities laws against Wells Fargo Securities or the NCI Board will be subject to adjudication by a court of competent jurisdiction.

Financial Analyses

In preparing its opinion to the NCI Board, Wells Fargo Securities performed a variety of analyses, including those described below. The summary of Wells Fargo Securities’ analyses is not a complete description of the analyses underlying Wells Fargo Securities’ opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Wells Fargo Securities’ opinion nor its underlying analyses is readily susceptible to summary description. Wells Fargo Securities arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Wells Fargo Securities believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Wells Fargo Securities’ analyses and opinion.

In performing its analyses, Wells Fargo Securities considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Wells Fargo Securities’ analyses for comparative purposes is identical to NCI or the proposed Offer and Merger and an evaluation of the results of those analyses is not entirely mathematical. The financial analyses performed by Wells Fargo Securities were performed for analytical purposes only and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of NCI.

While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Wells Fargo Securities did not make separate or quantifiable judgments regarding individual analyses.

Much of the information used in, and accordingly the results of, Wells Fargo Securities’ analyses are inherently subject to substantial uncertainty.

Wells Fargo Securities’ opinion was only one of many factors considered by the NCI Board in evaluating the proposed Offer and the Merger. Neither Wells Fargo Securities’ opinion nor its analyses were determinative of the Offer Price or of the views of the NCI Board or management with respect to the Offer and the Merger or the Offer Price. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between NCI and Parent, and the decision to enter into the Merger Agreement was solely that of the NCI Board.

The following is a summary of the material financial analyses performed by Wells Fargo Securities in connection with the preparation of its opinion and reviewed with the NCI Board on June 29, 2017. The order of the analyses summarized below does not represent relative importance or weight given to those analyses by Wells Fargo Securities. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create an incomplete view of Wells Fargo Securities’ analyses.

For purposes of its analyses, Wells Fargo Securities reviewed a number of financial metrics, including the following:

•	Adjusted Earnings Per Share—generally the amount of the relevant company’s earnings per share as adjusted for non-recurring items and earnings attributable to non-controlling interests for a specified time period.

•	Adjusted EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation, amortization, non-recurring items and earnings attributable to non-controlling interests for a specified time period.

•	Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the value of its net debt (the value of its outstanding indebtedness and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, (i) enterprise values used in the selected companies analysis described below were calculated using the market price of the common stock of the selected companies listed below as of June 28, 2017, (ii) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions, and (iii) the estimates of the future financial performance of NCI relied upon for the financial analyses described below were based on the Company Projections, and estimates of the future financial performance for the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis. Wells Fargo Securities reviewed certain data for selected companies with publicly traded equity securities that Wells Fargo Securities deemed relevant. The selected companies were selected because they were deemed similar to NCI in one or more respects, including, among other things, services offered, customers, end-markets and financial performance.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for the calendar year 2017, or “CY 2017E Adj. EBITDA”; and

•	Share price as a multiple of estimated adjusted earnings per share for the calendar year 2017, or “CY 2017E Adj. EPS.”

The selected companies and mean, median, high and low of such financial data for the selected companies were:

•	CSRA Inc.

•	Booz Allen Hamilton Holding Corporation

•	CACI International Inc.

•	Science Applications International Corporation

•	Engility Holdings, Inc.

•	ManTech International Corporation

•	ICF International, Inc.

•	Vectrus, Inc.

Enterprise Value /	Mean	Median	High	Low

CY 2017E Adj. EBITDA	11.1x	11.3x	12.3x	9.5x

CY 2017E Adj. EPS	18.2x	17.8x	26.6x	13.1x

Taking into account the results of the selected companies analysis, Wells Fargo Securities applied a multiple range of 9.0x to 11.0x to NCI’s CY 2017E Adj. EBITDA and 16.0x to 19.0x to NCI’s CY 2017E Adj. EPS. The selected companies analysis indicated implied valuation reference ranges per Share of $20.22 to $24.56 based on NCI’s CY 2017E Adj. EBITDA and $17.03 to $20.23 based on NCI’s CY 2017E Adj. EPS, as compared to the proposed Offer Price in the Offer and the Merger pursuant to the Merger Agreement of $20.00 per Share.

Selected Transactions Analysis. Wells Fargo Securities considered certain financial terms of certain transactions involving target companies that Wells Fargo Securities deemed relevant. The selected transactions were selected because they involved target companies that were deemed similar to NCI in one or more respects including, among other things, size, services offered, customers, end-markets and financial performance.

The financial data reviewed included Enterprise Value as a multiple of Adjusted EBITDA for the last twelve months, most recently available prior to the announcement of the applicable transaction, or “LTM Adjusted EBITDA.”

The selected transactions and the mean, median, high and low of such financial data, to the extent publicly available for the selected transactions were:

Date Announced	Acquiror	Target

November 2, 2016	Huntington Ingalls Industries, Inc.	Camber Corporation

August 12, 2016	KBR, Inc.	Honeywell Technology Solutions, Inc.

May 23, 2016	KBR, Inc.	Wyle Inc.

December 8, 2015	CACI International Inc.	L-3 NSS, Inc. and L-3 Data Tactics, Inc.

July 23, 2015	Veritas Capital	Alion Science and Technology Corporation

November 5, 2014	Bridge Growth Partners, LLC	CRGT, Inc.

April 22, 2014	The SI Organization, Inc.	QinetIQ North America, Inc.

February 18, 2014	Camber Corporation	Avaya Government Solutions Inc.

December 23, 2013	Engility Holdings, Inc.	Dynamics Research Corporation

February 21, 2012	Salient Federal Solutions, Inc.	ATS Corporation

Enterprise Value/	Mean	Median	High	Low

LTM Adjusted EBITDA	8.0x	8.2x	9.2x	6.4x

Taking into account the results of the selected transactions analysis, Wells Fargo Securities applied a multiple range of 7.0x to 9.0x to NCI’s Adjusted EBITDA for the last twelve months ended March 31, 2017. The selected transactions analysis indicated an implied valuation reference range per Share of $15.09 to $19.21, as compared to the proposed Offer Price in the Offer and the Merger pursuant to the Merger Agreement of $20.00 per Share.

Discounted Cash Flow Analysis. Wells Fargo Securities performed a discounted cash flow analysis of NCI by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of NCI based on the Company Projections. For purposes of the discounted cash flow analyses, Wells Fargo Securities applied perpetuity growth rates ranging from 2.0% to 3.0% and discount rates ranging from 10.5% to 11.5%. The discounted cash flow analysis indicated an implied valuation reference range per Share of $16.32 to $19.76, as compared to the proposed Offer Price in the Offer and the Merger pursuant to the Merger Agreement of $20.00 per Share.

Other Matters

NCI retained Wells Fargo Securities as its financial advisor in connection with the proposed Offer and the Merger based on Wells Fargo Securities’ experience and reputation. Wells Fargo Securities is regularly engaged to provide investment banking and financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Wells Fargo Securities became entitled to an opinion fee of $500,000 upon the rendering of its opinion. Wells Fargo Securities will also become entitled to receive a transaction fee, currently estimated to be approximately $2,750,000, based on the implied value of the proposed Offer and the

Merger, upon the closing of the Offer against which the opinion fee will be creditable to the extent previously paid. In addition, NCI agreed to reimburse Wells Fargo Securities for certain expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of Wells Fargo Securities’ engagement.

Wells Fargo Securities is a trade name of Wells Fargo Securities, LLC, an investment banking subsidiary and affiliate of Wells Fargo & Company. Wells Fargo Securities and its affiliates provide a wide range of investment and commercial banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and commercial loans. Wells Fargo Securities and/or its affiliates are lenders to or have otherwise extended credit to certain members of the HIG Group by means of, among other things, loans, letters of credit, financing leases and purchasing cards. Wells Fargo Securities and its affiliates may in the future provide investment and commercial banking advice and services to, and may otherwise seek to expand its business and commercial relationships with, NCI, Parent, and/or certain of their respective affiliates including members of the HIG Group. In the ordinary course of business, Wells Fargo Securities and its affiliates may trade or otherwise effect transactions in the securities or other financial instruments (including bank loans or other obligations) of NCI, Parent and/or their respective affiliates including members of the HIG Group for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments. Wells Fargo Securities and its affiliates have adopted policies and procedures designed to preserve the independence of their research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing Well Fargo Securities’ opinion. The issuance of Wells Fargo Securities’ opinion was approved by an authorized committee of Wells Fargo Securities.

Opinion of Stifel, Nicolaus & Company, Incorporated

The NCI Board requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of Class A Shares (other than Purchaser, Parent, NCI and their respective subsidiaries and other than holders of dissenting Shares), in their capacity as holders of Class A Shares, of the Offer Price to be received by such holders for their Shares pursuant to the Merger Agreement. At a meeting of the NCI Board held on June 29, 2017, Stifel delivered to the NCI Board an oral opinion, later confirmed in a written opinion of the same date, that, as of the date of Stifel’s opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the written opinion, the consideration to be received by the holders of Class A Shares (other than Purchaser, Parent, the Company and their respective subsidiaries and other than holders of dissenting Shares), in their capacity as holders of Class A Shares, for their Shares pursuant to the Merger Agreement was fair to such holders, from a financial point of view.

The NCI Board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering Stifel’s opinion. In selecting Stifel, the NCI Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the defense and government services sector and providing strategic advisory services in general, and Stifel’s familiarity with NCI and its business. Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

The full text of Stifel’s written opinion is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. The summary of Stifel’s opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Stifel’s opinion. NCI stockholders are encouraged to read Stifel’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Stifel in rendering its opinion.

In rendering its opinion, Stifel, among other things:

•	discussed the Offer and the Merger and related matters with NCI’s management and counsel and reviewed a draft copy of the Merger Agreement, dated June 27, 2017;

•	reviewed the audited consolidated financial statements of NCI contained in its Annual Reports on Form 10-K for the three years ended December 31, 2016 and unaudited consolidated financial statements of NCI contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017;

•	reviewed and discussed with NCI’s management certain other publicly available information concerning NCI and Parent;

•	reviewed certain non-publicly available information concerning NCI, including internal financial analyses and forecasts prepared by NCI’s management, and held discussions with NCI’s senior management regarding recent developments;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

•	participated in certain discussions and negotiations between representatives of NCI and Parent;

•	reviewed the reported prices and trading activity of the equity securities of NCI;

•	considered the results of Stifel’s and Wells Fargo Securities’ efforts, at the direction of NCI, to solicit indications of interest from selected third parties with respect to a merger or other transaction with NCI;

•	conducted such other financial studies, analyses and investigations, and considered such other information, as Stifel deemed necessary or appropriate for purposes of its opinion; and

•	took into account Stifel’s assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of NCI’s industry generally.

In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of NCI, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by NCI, Stifel assumed, at the direction of NCI, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of NCI, as to the future operating and financial performance of NCI and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel’s opinion states that such forecasts and projections were not prepared with the expectation of public disclosure, that all such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of NCI since the date of the last financial statements made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of NCI’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of such assets nor has Stifel been furnished with any such evaluation or appraisal. Stifel’s opinion states that estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold and that because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

Stifel assumed, with the consent of the NCI Board, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, Stifel assumed that the definitive Merger Agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the Transactions will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by NCI or any other party and without any anti-dilution or other adjustment to the $20.00 per Share payable to NCI’s stockholders in connection with the Offer and the Merger, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Offer or the Merger will not have an adverse effect on NCI or the Transactions. Stifel assumed that the representations and warranties of NCI, Purchaser and Parent as set forth in the Merger Agreement are true and correct in all material respects. Stifel assumed that the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that NCI relied upon the advice of NCI’s counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to NCI, the Transactions and the Merger Agreement.

Stifel’s opinion is limited to whether the Offer Price to be received by the holders of Class A Shares (other than Purchaser, Parent, NCI and their respective subsidiaries and other than holders of dissenting Shares), in their capacity as holders of Class A Shares, for their Shares pursuant to the Merger Agreement was fair from a financial point of view, as of the date of the opinion, and it does not address any other terms, aspects or implications of the Transactions, including, without limitation, the form or structure of the Transactions, any consequences of the Transactions on NCI, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, tender, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transactions or otherwise. Stifel’s opinion also does not consider, address or include: (i) any other strategic alternatives then (or which were or may be) contemplated by the NCI Board or NCI; (ii) the legal, tax or accounting consequences of the Transactions on NCI or the holders of Class A Shares (other than Purchaser, Parent, NCI and their respective subsidiaries and other than holders of dissenting Shares); (iii) the fairness of the amount or nature of any compensation to any of NCI’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of NCI’s securities; (iv) the effect of the Transactions on, or the fairness of the consideration to be received by, holders of any class of securities of NCI other than the Class A Shares (excluding therefrom Shares held by Purchaser, Parent, NCI and their respective subsidiaries and holders of dissenting Shares), or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Offer Price to the holders of Shares at the closing of the Transactions; (vi) the treatment of, or effect of the Transactions on, Company Options and Unvested Company RSAs; or (vii) any advice or opinions provided by Wells Fargo Securities or any other advisor to NCI, Parent or Purchaser. Stifel expressed no opinion regarding the consideration to be received by any holder of Class B Shares in the Transactions pursuant to the Merger Agreement. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which NCI’s securities would trade following public announcement of the Transactions.

Stifel’s opinion is necessarily based on economic, market, financial and other conditions as they existed, and on the information made available to Stifel by or on behalf of NCI or NCI’s advisors, or information otherwise reviewed by Stifel, as of the date of Stifel’s opinion. Stifel’s opinion states that subsequent developments may affect the conclusion reached in the opinion and that Stifel does not have any obligation to update, revise or reaffirm the opinion.

Stifel’s opinion was approved by Stifel’s fairness committee. Stifel’s opinion was solely for the information of, and directed to, the NCI Board for its information and assistance in connection with its consideration of the financial terms of the Transactions. Stifel’s opinion does not constitute a recommendation to the NCI Board as to how the NCI Board should vote on the Transactions or to any stockholder of NCI as to whether such stockholder should tender its Shares in the Offer or as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of NCI should enter into a tender, voting, stockholders’ or affiliates’ agreement with respect to the Transactions, or exercise any dissenters’ or appraisal rights that may be available to such stockholder with respect to the Merger. In addition, Stifel’s opinion does not compare the relative merits of the Transactions with any other alternative transactions or business strategies which may have been available to NCI and does not address the underlying business decision of the NCI Board or NCI to proceed with or effect the Transactions.

The following represents a summary of the material financial analyses performed by Stifel in connection with its opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before June 29, 2017 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Selected Public Companies Analysis

Stifel compared NCI, from a financial point of view, to eight selected publicly traded companies in the defense and government services sector that Stifel deemed to be relevant based on their business profiles. Stifel compared NCI’s last 12 months (“LTM”) and estimated calendar year 2017 and 2018 financial metrics, as provided by NCI’s management, to the LTM and estimated calendar year 2017 and 2018 financial metrics of these eight selected companies, obtained from available public sources. Stifel believes that the groups of companies listed below have business models similar to those of NCI, but noted that none of these companies has the same management, composition, size, operations, financial profile or combination of businesses as NCI:

Large cap defense and government services:

•	Booz Allen Hamilton Holding Corporation

•	CACI International Inc.

•	CSRA Inc.

•	Engility Holdings, Inc.

•	ManTech International Corporation

•	Science Applications International Corporation

Small cap defense and government services:

•	ICF International, Inc.

•	Vectrus, Inc.

Based on this information, Stifel calculated and compared the following multiples for NCI and the selected companies:

•	Multiples of enterprise value (“EV”), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to LTM and estimated calendar year 2017 and 2018 earnings before interest, taxes, and depreciation and amortization (“EBITDA”) (“EV/EBITDA”); and

•	Multiples of price (“P”) using the share price to LTM and estimated calendar year 2017 and 2018 pro forma earnings per share (“EPS”) (“P/E”).

For NCI’s LTM EV/EBITDA multiple, because NCI recorded significant misappropriation loss and related expenses and executive transition costs during the 12 months ended March 31, 2017, Stifel calculated this ratio using an adjusted EBITDA (“Adj. EBITDA”) that added back those one-time expenses and costs. Stifel adjusted NCI’s LTM EPS in a similar manner to exclude those one-time expenses and costs (“Adj. EPS”).

The following tables set forth the multiples indicated by this analysis, including the range of selected multiples relative to the selected companies, which reflects the first quartile, median, mean and third quartile metrics of such companies, and the multiples implied by the Transactions:

Multiple:	1st Quartile	Median	Mean	3rd Quartile	Proposed Transaction(1)
LTM EV/EBITDA	10.1x	11.4x	10.8x	11.8x	9.4x
CY 2017 EV/EBITDA	10.3x	11.3x	11.1x	11.8x	8.9x
CY 2018 EV/EBITDA	9.8x	10.6x	10.4x	11.1x	8.3x
LTM P/E	16.8x	19.2x	19.4x	21.3x	20.0x
CY 2017 P/E	16.2x	17.8x	18.2x	18.8x	18.8x
CY 2018 P/E	15.2x	16.2x	16.8x	17.1x	16.8x

(1)	The LTM EV/EBITDA and LTM P/E implied by the Transactions reflects LTM EV/Adj. EBITDA and LTM P/Adj. EPS.

This analysis resulted in the following ranges of implied equity values per share:

Benchmark	Range of Implied Equity Values per Share(1)
EV/EBITDA Multiples	$22.51 - $24.12
P/E Multiples	$17.37 - $19.59

(1)	Value range based on the 1st quartile to mean.

No company utilized in the selected company analysis is identical to NCI. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond NCI’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in NCI’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

Selected Transactions Analysis

Based on public information available to Stifel, Stifel calculated and compared the multiples of EV to LTM Adj. EBITDA implied in the Transactions for NCI to the corresponding multiples implied in the following eight precedent transactions involving relevant defense and government services companies:

Date Closed	Acquirer	Target
April 2017	The KEYW Corporation	Sotera Defense Solutions, Inc.
December 2016	Huntington Ingalls Industries, Inc.	Camber Corporation
September 2016	KBR Holdings, LLC	Honeywell Technology Solutions, Inc.
July 2016	KBR Holdings, LLC	Wyle Inc.
February 2016	CACI Inc.—Federal	L-3 National Security Solutions, Inc.
November 2015	STG Group	Global Defense & National Security Solutions
January 2014	Engility Holdings, Inc.	Dynamics Research Corporation
March 2012	Salient Federal Solutions, Inc.	ATS Corporation

The following table sets forth the multiples indicated by this analysis and the multiples implied by the Transactions. The range of multiples reflects the first quartile, median, mean and third quartile metrics of the precedent transactions:

Multiple:	1st Quartile	Median	Mean	3rd Quartile	Proposed Transaction
Implied EV/LTM Adj. EBITDA	7.8x	8.3x	8.5x	9.0x	9.4x

Based on its review of the precedent transactions, Stifel applied selected multiples to the corresponding LTM Adj. EBITDA of NCI, as provided by the Company’s management. This analysis resulted in the following range of implied equity value per share:

Benchmark:	Range of Implied Equity Values per Share(1)
EV/Adj. EBITDA Multiples	$16.37 - $17.90

(1)	Value range based on the 1st quartile to mean.

No transaction used in the precedent transactions analyses is identical to the Transactions. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the precedent transactions, which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Transactions are being compared. In evaluating the precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, such as the impact of competition, industry growth and the absence of any adverse material change in the financial condition of NCI or the companies involved in the precedent transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions, which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Transactions are being compared.

Discounted Cash Flow Analysis

Stifel used financial forecasts of NCI for the second half of calendar year 2017 and calendar years 2018 through 2021, as provided by NCI’s management in the Company Projections, to perform two discounted cash flow analyses, one based on the terminal multiple method and the second based on the perpetuity growth method. In conducting these analyses, Stifel assumed that NCI would perform in accordance with the Company Projections. The Company Projections supplied to and utilized by Stifel are set forth in “—Certain Financial Projections” under this Item 4.

Terminal Multiple Method. Stifel first estimated the terminal value of NCI’s projected cash flows by applying a range of terminal multiples Stifel deemed relevant to NCI’s estimated fiscal year 2021 EBITDA, which multiples ranged from 7.8x to 8.5x, and were determined considering the results of the selected company analyses described above, applying Stifel’s professional judgment. Stifel calculated projected unlevered free cash flow from the second half of calendar year 2017 and calendar years 2018 through 2021, using the Company Projections, and discounted these cash flows and the terminal value to present values using discount rates of 10.5% to 12.5% based on NCI’s estimated weighted average cost of capital, as calculated based on NCI’s peers, consideration of NCI’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values that Stifel then decreased by NCI’s net debt to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $20.26 to $21.65.

Perpetuity Growth Method. Stifel first estimated the terminal value of NCI’s projected cash flows by applying a range of perpetuity growth rates Stifel deemed relevant to NCI’s estimated calendar year 2021 free cash flows, which growth rates ranged from 2.0% to 3.0%. Stifel calculated projected unlevered free cash flow from the second half of calendar year 2017 and calendar years 2018 through 2021 using the Company Projections, and discounted these cash flows and the terminal value to present values using discount rates of 10.5% to 12.5% based on NCI’s estimated weighted average cost of capital, as calculated based on NCI’s peers, consideration of NCI’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values that Stifel then decreased by NCI’s net debt to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $16.74 to $18.25.

The foregoing description is only a summary of the material financial analyses performed by Stifel in arriving at its opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison is identical to NCI or the Transactions, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise values and implied per share equity values of NCI. Each of these analyses yielded a range of implied enterprise values and implied per share equity values, and therefore, such implied enterprise value ranges and implied per share equity values developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Class A Shares (other than Purchaser, Parent, NCI and their respective subsidiaries and other than holders of dissenting Shares), in their capacity as holders of Class A Shares, for their Shares pursuant to the Merger Agreement as of the date of Stifel’s opinion on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and its opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of NCI.

Miscellaneous

NCI agreed to pay Stifel a fee (the “Opinion Fee”) of $375,000 for its services as financial advisor to the NCI Board upon delivery of Stifel’s opinion (which Opinion Fee is not contingent upon the consummation of the Transactions) and a fee, currently estimated to be approximately $2,030,000, based on the implied value of the proposed Transactions, upon the closing of the Offer against which the Opinion Fee will be creditable to the extent previously paid. Stifel will not receive any other significant payment or compensation contingent upon the successful consummation of the Transactions. In the event the Transactions are not consummated and NCI receives a termination or break-up fee, then NCI shall pay Stifel a fee equal to 12.75% of such termination or break-up fee received by NCI. In addition, NCI agreed to reimburse Stifel for its reasonable expenses in connection with its engagement, subject to certain limitations, and to indemnify Stifel for certain liabilities arising out of its engagement.

Other than the services provided by Stifel to NCI in connection with the Transactions and Stifel’s opinion, there were no material relationships that existed during the two years prior to the date of Stifel’s opinion or that were mutually understood to be contemplated in which any compensation was received or was intended to be received as a result of the relationship between Stifel and any party to the Transactions; Stifel notes that during such period, Stifel received trading commissions from affiliates of Parent in an aggregate amount significantly less than the Opinion Fee.

Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of business, Stifel and its clients may transact in the equity securities of NCI and affiliates of Parent and may at any time hold a long or short position in such securities.

Certain Financial Projections

Other than annual and quarterly guidance that we have historically made available on a quarterly basis, NCI does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings, or other results, and we are particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. However, in connection with the analysis of the Transactions, prior to completing its review of its first quarter financial results for 2017, NCI’s management prepared unaudited financial projections of our revenue, operating costs and expenses, earnings before taxes, net income, adjusted EBITDA and adjusted earnings per share for the 2017-2021 fiscal years (the “Company Projections”). The Company Projections were developed to facilitate our strategic discussions and for use by the NCI Board in connection with its evaluation of the Transactions compared to continuing as a stand-alone company. In addition, we authorized Wells Fargo Securities and Stifel to rely upon the Company Projections for purposes of advising the NCI Board. The Company Projections were provided to potential acquirors, including Parent, in connection with the Transactions.

The Company Projections were not prepared with a view toward public disclosure, however, we have included below a summary of the Company Projections that were furnished to the NCI Board, our financial advisors and third parties in connection with the Transactions. The Company Projections reflect numerous estimates and assumptions made by NCI’s management team with respect to general business and economic conditions and competitive, regulatory and other future events, as well as matters related specifically to NCI’s recent operational performance, contract backlog, management’s estimate of re-compete risk and timing of awards, among other things, all of which are difficult to predict and inherently subjective and many of which are beyond our control. Please read the information set forth below under the heading “Important Information About the Financial Projections.”

	Fiscal Year
	(amounts in millions)
	2017E	2018P	2019P	2020P	2021P
Revenue	$344.1	$367.2	$397.3	$435.7	$448.8
Operating Costs & Expenses(1)	$319.4	$339.6	$366.4	$400.2	$410.3
Net Income	$14.7	$16.5	$18.5	$21.4	$23.2
Adjusted Diluted EPS(2)(3)	$1.06	$1.19	$1.32	$1.51	$1.63
Adjusted EBITDA(2)(4)	$31.6	$34.0	$37.1	$41.9	$44.4

(1)	Excludes misappropriation loss and related expenses or any gains from the recovery of assets or insurance proceeds related to the previously disclosed embezzlement of Company funds by NCI’s former controller and acquisition costs because such amounts are unknown and, due to the variability and uncertainty of such amounts, cannot be accurately quantified without unreasonable efforts.
(2)	Adjusted Diluted EPS and Adjusted EBITDA are non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by NCI may not be comparable to similarly titled amounts used by other companies.
(3)	Adjusted Diluted EPS represents net income (which, as described in footnote 1, excludes misappropriation loss and related expenses or any gains from recovery of assets or insurance proceeds related to the previously disclosed embezzlement of Company funds by the Company’s former controller and acquisition costs) divided by the projected number of diluted shares outstanding.
(4)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, which we calculate as revenue, minus total operating costs and expenses (which, as described in footnote 1, excludes misappropriation loss and related expenses or any gains from recovery of assets or insurance proceeds related to the previously disclosed embezzlement of Company funds by the Company’s former controller and acquisition costs), plus depreciation and amortization. The following is a reconciliation of EBIT to Adjusted EBITDA (in millions):

	2017E	2018P	2019P	2020P	2021P
EBIT	$24.7	$27.6	$30.9	$35.5	$38.5
Depreciation and Amortization	$6.9	$6.4	$6.3	$6.4	$5.9
Adjusted EBITDA	$31.6	$34.0	$37.1	$41.9	$44.4

Important Information About the Financial Projections

While the Company Projections were prepared in good faith and management believes the assumptions on which the Company Projections were based were reasonable when made, no assurance can be made regarding future events. Because the Company Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The estimates and assumptions underlying the Company Projections involve judgments with respect to, among other things, future economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described in Item 8—“Additional Information—Cautionary Note Regarding

Forward-Looking Statements”, all of which are difficult to predict and many of which are beyond NCI’s and/or Parent’s control and will be beyond their control following the Offer and the Merger. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company Projections, whether or not the Offer and Merger are completed.

The Company Projections summarized in this section were prepared solely for internal use by NCI and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements, or accounting principles generally accepted in the U.S. (“GAAP”). NCI’s senior management believes the Company Projections were prepared in good faith and on a reasonable basis based on the best information available to its senior management at the time of their preparation. The Company Projections, however, are not actual results and should not be relied upon as being necessarily indicative of actual future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on this information. None of the Company Projections reflect any synergies or costs related to or that may arise from the Offer or the Merger. Certain of the measures included in the Company Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by NCI may not be comparable to similarly titled amounts used by other companies.

All of the Company Projections summarized in this section were prepared by, and are the responsibility of, NCI’s senior management, as indicated. Deloitte & Touche LLP (“Deloitte”), NCI’s independent registered public accounting firm, did not provide any assistance in preparing the Company Projections and has not examined, compiled, or otherwise performed any procedures with respect to the Company Projections and, accordingly, Deloitte has not expressed any opinion or given any other form of assurance with respect thereto and assumes no responsibility for the prospective financial information. The Deloitte reports incorporated by reference into this Schedule 14D-9 relate solely to the historical financial information of NCI. Such reports do not extend to the Company Projections and should not be read to do so.

By including in this Schedule 14D-9 a summary of the Company Projections, neither NCI nor any of NCI’s representatives has made or makes any representation to any person regarding the ultimate performance of NCI compared to the information contained in the Company Projections. NCI has made no representation to Parent, in the Merger Agreement or otherwise, concerning the Company Projections. The Company Projections summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of this Schedule 14D-9 or any actual results of NCI’s operations. NCI undertakes no obligation, except as required by law, to update or otherwise revise the Company Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that NCI, Wells Fargo Securities, Stifel or anyone who received the Company Projections then considered, or now considers, the Company Projections to be material information of NCI or a reliable prediction of future events, and the Company Projections should not be relied upon as such. NCI views the Company Projections as non-material because of the inherent risks and uncertainties associated with such long-range financial projections.

The foregoing summary of the Company Projections is not included in this Schedule 14D-9 in order to induce any stockholder of NCI to tender his or her shares into the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Neither NCI nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to NCI’s stockholders on its behalf concerning the Transactions, except that such solicitations or recommendations may be made by directors, officers or employees of NCI, for which no additional compensation will be paid.

Item 6.	Interests in Securities of the Subject Company.

No transactions with respect to Shares have been effected by NCI or, to NCI’s knowledge after making reasonable inquiry, by any of NCI’s executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, NCI is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of NCI’s securities by NCI, any subsidiary of NCI or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving NCI or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets by NCI or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of NCI.

NCI has agreed that from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Acceptance Time, NCI, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit, initiate or take any action to knowingly encourage or knowingly induce or facilitate any proposal or inquiry that constitutes, or is reasonably likely to lead to, an alternative acquisition proposal. In addition, NCI has agreed to follow certain procedures in the event it receives an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Except as described above or as otherwise set forth in this Schedule 14D-9 or incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Golden Parachute Compensation

The information set forth under Item 3—“Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of the Company—Golden Parachute Compensation” is incorporated herein by reference.

No Stockholder Approval Required

As described below, neither the Merger nor the Offer is subject to the restrictions on business combinations set forth in Section 203. Section 251(h) provides that following the consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror owns at least the percentage of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL and the target corporation’s certificate of incorporation, and the remaining stockholders of the target corporation receive the same consideration for their shares in the merger as was paid for shares in the tender offer, the acquiror can be merged with and into the target corporation without the vote of the remaining stockholders of the target. The Merger Agreement provides that the Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, which requires receipt by Purchaser of at least the percentage of shares that would be required for the adoption of the Merger Agreement by NCI’s stockholders. Accordingly, if Purchaser consummates the Offer, the parties will, as soon as practicable thereafter, effect the Merger without a vote of NCI’s stockholders in accordance with Section 251(h).

Appraisal Rights

NCI’s stockholders will not have appraisal rights in connection with the Offer. However, if Purchaser consummates the Offer, and the Merger is consummated, then stockholders who hold Shares immediately prior to the Effective Time will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262.

The following discussion summarizes the appraisal rights of NCI’s stockholders under Section 262 in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h). However, this summary is not a complete statement of all applicable requirements, and it is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as ANNEX C. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. Any holder of Shares who wishes to demand and exercise appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and ANNEX C carefully because failure to timely and properly comply with the procedures set forth in Section 262 may result in the loss of appraisal rights under the DGCL.

Except as otherwise stated below, all references in Section 262 and in this summary to a “stockholder” or “holders of Shares” are to the record holder or holders of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery (the “Delaware Court”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), as determined by such court. The “fair value” could be greater than, less than or equal to the Offer Price.

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all Shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•

within the later of (i) the consummation of the Offer, which will occur at the Acceptance Time, and (ii) the date that is 20 days after the date of mailing this notice, make a written demand for appraisal of

Shares held, which demand must reasonably inform NCI of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	if no other stockholder (or beneficial owner of Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation has filed a petition in the Delaware Court demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time, file such a petition within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (i) the total number of Shares entitled to appraisal rights exceeds 1% out the outstanding Shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h), Parent will cause the Surviving Corporation to deliver, within 10 days of the Effective Time, an additional notice of the effective date of the Merger to all stockholders of NCI who made a written demand to NCI pursuant to the first bullet above, as required by Section 262. However, only stockholders who have delivered a written demand to NCI in accordance with the first bullet above will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h), your failure to make a written demand for appraisal by the deadline specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to:

NCI, Inc.

11730 Plaza America Drive, Suite 700

Reston, Virginia 20190

Attention: Corporate Secretary

The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform NCI of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the authorized agent must identify the record holder(s) and expressly disclose the fact that, in executing the demand, the authorized agent is acting as agent for the record holder(s).

A person having a beneficial interest in NCI common stock held of record in the name of another person, such as a broker or nominee, who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If the Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record holder.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all stockholders who did not tender in the Offer and properly demanded appraisal in accordance with Section 262. If no such petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously delivered to NCI a demand for appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that NCI will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holder of Shares to initiate all necessary action to perfect such holder’s appraisal rights in respect of the Shares within the period prescribed in Section 262. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record holder of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal with the Delaware Court with respect to any such Shares.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record holder of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Register (the “Register”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court. The costs of these notices are borne by the Surviving Corporation.

After notice to the holders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Register for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262, the Delaware Court shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal rights exceeds 1% out the outstanding Shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The HIG Group, Parent and NCI have made no determination as to whether such a payment may be made if the Merger is consummated, and the HIG Group, Parent and NCI reserve the right to make such a payment upon consummation of the Merger.

In determining fair value, the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as determined by the Delaware Court could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262.

Although NCI believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor NCI anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the Verified List and who has submitted such stockholder’s stock certificates to the Register, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote such stockholder’s Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to record holders of Shares as of a date prior to the Effective Time. If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or otherwise loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price.

A stockholder will fail to perfect, and effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Delaware Court shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (i) the total number of Shares entitled to appraisal rights exceeds 1% of the Shares of the class or series entitled to appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal exceeds $1 million. In addition, a stockholder may withdraw such stockholder’s demand for appraisal and accept the Offer Price by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, which approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party to withdraw such stockholder’s demand for appraisal and accept the Offer Price within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and you must strictly comply with the procedures set forth in Section 262. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of appraisal rights under Delaware law and the procedures to be followed by those stockholders desiring to exercise any appraisal rights available thereunder is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as ANNEX C to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, NCI is subject to Section 203. In general, Section 203 restricts an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include a merger, consolidation, a sale of a significant amount of assets, a sale of stock and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder, unless:

•	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by persons who are directors and also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In accordance with the provisions of Section 203, the NCI Board has approved the Merger, Merger Agreement and the completion of the Transactions as described in this Schedule 14D-9. Additionally, Parent and Purchaser have represented that neither they, any of Parent’s subsidiaries nor any of their respective affiliates or associates is, or has been at any time during the period commencing three years prior to the date that the NCI Board approved the Merger Agreement through the date of the execution of the Merger Agreement, an “interested stockholder” of NCI. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

NCI is not aware of any other state takeover laws or regulations that are applicable to the Transactions and has not attempted to comply with any other state takeover laws or regulations. In the event it is asserted that one or more state takeover statutes is applicable to the Transactions and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Transactions, Purchaser may be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for purchase or purchase Shares tendered in the Offer, or the Purchaser may be delayed in consummating the Offer and the other Transactions.

Regulatory Approvals

The Offer is conditioned upon, among other things, satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated, with respect to the Offer. Under the HSR Act and the rules promulgated thereunder, the purchase of the Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing of Notification and Report Forms by Parent and NCI with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”), unless (i) the FTC or the Antitrust Division issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the parties have substantially complied with such request, or (ii) early termination of the waiting period is granted.

NCI and Parent each filed a Premerger Notification Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer on July 17, 2017, and the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City Time, on August 1, 2017, unless it is earlier terminated or extended. If a request for additional information and documentary material is issued, the waiting period will be extended until 11:59 p.m. Eastern Time on the 10th day after substantial compliance by both NCI and Parent with such request, or on the next business day following that date if the 10th day would fall on a weekend or federal holiday. Complying with such a request may take a significant amount of time. Thereafter, such waiting period can be extended only by court order.

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions, such as the acquisition of the Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take any action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking disposition of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or NCI, or any of their respective subsidiaries or affiliates. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Neither NCI nor Parent is aware of any foreign antitrust filings or approvals of foreign government agencies that are necessary for Parent’s or Purchaser’s acquisition or ownership of the Shares. NCI does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

If the foregoing condition regarding the HSR Act is not satisfied as of any Expiration Time, Purchaser may extend the Offer on one or more occasions in consecutive increments of up to 10 business days each. For more information, see Section 1—“Terms of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the other documents incorporated by reference into this Schedule 14D-9 contain or may contain “forward-looking statements” with respect to the Transactions. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements that include words such as “may”, “will”, “project”, “might”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue” or “pursue” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this Schedule 14D-9 and the other documents incorporated herein by reference and relate to a variety of matters, including but not limited to (i) the timing and anticipated completion of the Transactions, (ii) uncertainties as to the number of NCI stockholders who may tender their Shares in the Offer, (iii) the possibility that various closing conditions to the Offer and the Merger may not be satisfied or waived, (iv) general economic and business conditions, and (v) other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of NCI, are not guarantees of performance and are subject to significant risks and uncertainty. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this Schedule 14D-9 and those that are incorporated by reference into this Schedule 14D-9.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the section entitled “Risk Factors” in the Annual Report on Form 10-K of NCI for the fiscal year ended December 31, 2016, which was filed with the SEC on March 31, 2017, and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by NCI. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. NCI’s stockholders also may obtain free copies of the documents filed with the SEC by NCI at www.nciinc.com.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 14D-9 or, in the case of documents incorporated by reference, as of the date of those documents. NCI does not undertake any obligation to publicly update or release any revisions to these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Schedule 14D-9 or to reflect the occurrence of unanticipated events, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Cloud Intermediate Holdings, LLC and Cloud Merger Sub, Inc. with the SEC on July 17, 2017 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on July 17, 2017).

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC on July 17, 2017).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC on July 17, 2017).

(a)(1)(E)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC on July 17, 2017).

(a)(2)*	Letter to stockholders of NCI, Inc., dated July 17, 2017.

(a)(5)(A)	Summary Advertisement as published in the New York Times on July 17, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC on July 17, 2017).

(a)(5)(B)	Press Release issued by NCI, Inc. on July 3, 2017 (incorporated by reference to Exhibit 99.1 to NCI, Inc.’s Current Report on Form 8-K filed with the SEC on July 5, 2017).

(a)(5)(C)*	Opinion of Wells Fargo Securities, LLC, dated June 29, 2017 (included as ANNEX A hereto).

(a)(5)(D)*	Opinion of Stifel, Nicolaus & Company, Incorporated, dated June 29, 2017 (included as ANNEX B hereto).

(e)(1)	Agreement and Plan of Merger, dated as of July 2, 2017 by and among NCI, Inc., Cloud Intermediate Holdings, LLC and Cloud Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to NCI, Inc.’s Current Report on Form 8-K filed with the SEC on July 5, 2017).

(e)(2)*	Confidentiality Agreement, dated as of April 2017, between NCI, Inc. and H.I.G. Middle Market, LLC.

(e)(3)*	Exclusivity Agreement, dated as of May 27, 2017, between NCI, Inc. and H.I.G. Middle Market, LLC, as amended.

(e)(4)	Equity Commitment Letter, dated July 2, 2017, by and among H.I.G. Middle Market LBO Fund II, L.P., Cloud Intermediate Holdings, LLC and Cloud Merger Sub, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC on July 17, 2017).

(e)(5)	Debt Commitment Letter, dated July 2, 2017, by and between Cloud Merger Sub, Inc. and KKR Credit Advisors (US) LLC (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed with the SEC on July 17, 2017).

(e)(6)	Limited Guaranty, dated as of July 2, 2017, by and among H.I.G. Middle Market LBO Fund II, L.P. and NCI, Inc. (incorporated by reference to Exhibit 10.2 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017).

(e)(7)	Amended and Restated Certificate of Incorporation of NCI, Inc. (incorporated by reference to Exhibit 3.1 to NCI, Inc.’s Registration Statement on Form S-1 (File No. 333-127006), filed with the SEC on October 4, 2005, as amended).

Exhibit Number	Description

(e)(8)	Bylaws of NCI, Inc. (incorporated by reference to Exhibit 3.2 to NCI, Inc.’s Registration Statement on Form S-1 (File No. 333-127006), filed with the SEC on July 29, 2005).

(e)(9)	NCI, Inc. Amended and Restated 2005 Performance Incentive Plan (incorporated by reference to Appendix A to NCI, Inc.’s Proxy Statement on Form DEF 14A, filed with the SEC on April 30, 2009).

(e)(10)	Form of NCI, Inc. Amended and Restated 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated by reference to Exhibit 4.2 to NCI, Inc.’s Current Report on Form 8-K, filed with the SEC on June 12, 2009).

(e)(11)	Executive Change in Control and Severance Agreement, dated November 1, 2016, by and between NCI, Inc. and Paul A. Dillahay (incorporated by reference to Exhibit 10.6 to NCI, Inc.’s Annual Report on Form 10-K (File No. 000-51579), filed with the SEC on March 31, 2017).

(e)(12)	Executive Change in Control and Severance Agreement, dated March 9, 2012, by and between NCI, Inc. and Lucas J. Narel (incorporated by reference to Exhibit 10.5 to NCI, Inc.’s Annual Report on Form 10-K (File No. 000-51579), filed with the SEC on March 12, 2012).

(e)(13)	Executive Change in Control and Severance Agreement, dated March 9, 2012, by and between NCI, Inc. and Michele R. Cappello (incorporated by reference to Exhibit 10.4 to NCI, Inc.’s Annual Report on Form 10-K (File No. 000-51579), filed with the SEC on March 12, 2012).

(e)(14)*	Retention Agreement, dated November 16, 2016, by and between NCI, Inc. and Lucas J. Narel.

(e)(15)	Tender and Support Agreement, dated July 2, 2017, by and among Cloud Intermediate Holdings, LLC, Cloud Merger Sub, Inc. and Charles Narang (incorporated by reference to Exhibit 10.1 to NCI, Inc.’s Current Report on Form 8-K, filed July 5, 2017).

*	Filed herewith.

Annex A – Opinion of Wells Fargo Securities, LLC, dated June 29, 2017

Annex B – Opinion of Stifel, Nicolaus & Company, Incorporated, dated June 29, 2017

Annex C – Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

NCI, INC.

Dated: July 17, 2017	By:	/s/ Paul A. Dillahay
Name: Paul A. Dillahay
Title: Chief Executive Officer and President

Annex A

[Letterhead of Wells Fargo Securities, LLC]

June 29, 2017

NCI, Inc.

11730 Plaza America Drive

Suite 700

Reston, Virginia 20190

Attention: Board of Directors

Members of the Board of Directors:

You have asked us to advise you in your capacity as the Board of Directors (the “Board”) of NCI, Inc. (the “Company”) with respect to the fairness, from a financial point of view, to the holders of outstanding shares of Class A common stock, $0.019 par value per share (“Class A Common Stock”), and Class B common stock, $0.019 par value per share (“Class B Common Stock,” and together with Class A Common Stock, “Company Common Stock”), of the Company other than the Excluded Stockholders (as defined below), of the Consideration (as defined below) to be received by such holders in the Offer and the Merger (as defined below) pursuant to an Agreement and Plan of Merger (the “Agreement”) to be entered into among Cloud Intermediate Holdings, LLC (the “Acquiror”), Cloud Merger Sub, Inc., a wholly owned subsidiary of the Acquiror (“Purchaser”), and the Company. We understand that the Agreement provides, among other things, for (i) the commencement by Purchaser of an offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock for $20.00 per share, in cash (the “Consideration”), and (ii) as soon as practicable following the purchase of shares of Company Common Stock pursuant to the Offer, the merger of Purchaser with the Company (the “Merger” and, together with the Offer, the “Transaction”) under Section 251(h) of the General Corporation Law of the State of Delaware pursuant to which each share of Company Common Stock outstanding immediately prior to the effective time of the Merger other than shares of Company Common Stock owned by the Acquiror, Purchaser, the Company or any subsidiary of the Acquiror or the Company will be converted into the right to receive the Consideration. For purposes of this opinion, the term “Excluded Stockholders” means the Acquiror, Purchaser and their respective affiliates including, H.I.G. Middle Market, LLC (collectively, with their affiliated or associated investment funds and portfolio companies, the “HIG Group”).

In arriving at our opinion, we have:

•	Reviewed a draft, dated June 27, 2017, of the Agreement and certain publicly available business and financial information relating to the Company;

•	Reviewed certain other information relating to the Company, including financial forecasts for the Company for the fiscal years ended December 31, 2017 through December 31, 2021 prepared and provided to us by the management of the Company, as adjusted, based on discussions with management of the Company (the “Company Projections”);

•	Spoken with the management of the Company regarding the business and prospects of the Company;

•	Considered certain financial and stock market data of the Company and compared that data with similar data for other companies with publicly traded equity securities in businesses that we deemed relevant;

•	Considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that we deemed relevant; and

•	Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

NCI, Inc.

11730 Plaza America Drive

Suite 700

Reston, Virginia 20190

Attention: Board of Directors

In connection with our review, we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects. We have been advised, and at your direction have assumed, that the Company Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. At your direction, we have further assumed that the Company Projections are a reasonable basis on which to evaluate the Company and the Transaction and have used and relied upon such forecasts for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections or the assumptions upon which they are based.

For purposes of our analyses and this opinion we have at your direction assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction. We have also assumed that the Offer and the Merger will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. We have undertaken no independent analysis of any potential or actual litigation or claims, regulatory action, possible unasserted claims or other contingent assets or liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. In that regard, at your direction, for purposes of our analyses and this opinion, we have assumed that any recovery with respect to the assets that the Company believes were wrongfully obtained by a former employee of the Company, net of any associated liabilities and expenses, would not be material to our analyses or this opinion. At your direction, we have further assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses and this opinion.

Our opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock other than the Excluded Stockholders of the Consideration to be received by such holders in the Offer and the Merger pursuant to the Agreement and does not address any other aspect or implication (financial or otherwise) of the Transaction, or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. You have advised us that holders of shares of Class A Common Stock and Class B Common Stock must receive the same consideration per share of Company Common Stock in the Transaction and, consequently, for purposes of our analyses and this opinion, we have at your direction assumed that shares of Class A Common Stock and Class B Common Stock have equivalent value. As a consequence, we are not expressing any opinion with respect to the allocation of the aggregate Consideration to be received by holders of Company Common Stock in the Transaction pursuant to the agreement as between or among holders of different classes of Company Common Stock, or groups thereof or the relative fairness of such allocation to holders of one or more classes of Company Common Stock, or groups thereof. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from appropriate professional sources.

NCI, Inc.

11730 Plaza America Drive

Suite 700

Reston, Virginia 20190

Attention: Board of Directors

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. Our opinion does not address the relative merits of the Transaction as compared to any alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

Wells Fargo Securities is a trade name of Wells Fargo Securities, LLC, an investment banking subsidiary and affiliate of Wells Fargo & Company. Wells Fargo Securities has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Offer. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement.

We and our affiliates provide a wide range of investment and commercial banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and commercial loans. We and/or our affiliates are lenders to or have otherwise extended credit to certain members of the HIG Group by means of, among other things, loans, letters of credit, financing leases and purchasing cards. We and our affiliates may in the future provide investment and commercial banking advice and services to, and may otherwise seek to expand our business and commercial relationships with, the Company, the Acquiror, and/or certain of their respective affiliates including members of the HIG Group. In the ordinary course of business, we and our affiliates may trade or otherwise effect transactions in the securities or other financial instruments (including bank loans or other obligations) of the Company, the Acquiror and/or their respective affiliates including members of the HIG Group for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments. Wells Fargo Securities and our affiliates have adopted policies and procedures designed to preserve the independence of their research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing this opinion.

This opinion is for the information and use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to the Board or any holder of Company Common Stock as to how such holder should vote or act on any matter relating to the proposed Transaction including, without limitation, whether or not such holders should tender their shares of Company Common Stock to Purchaser pursuant to the Offer. The issuance of this opinion has been approved by an authorized committee of Wells Fargo Securities.

Based upon and subject to the foregoing, and our experience as investment bankers, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock other than the Excluded Stockholders in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Wells Fargo Securities, LLC

WELLS FARGO SECURITIES, LLC

Annex B

June 29, 2017

Board of Directors

NCI, Inc.

11730 Plaza America Drive.

Reston, VA 20190

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that NCI, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Cloud Intermediate Holdings, LLC (the “Parent”) and a wholly-owned subsidiary of Parent (the “Purchaser”), pursuant to which (x) the Purchaser will commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of the Class A common stock, par value $0.019 per share, of the Company (“Company Class A Common Stock”) and Class B common stock, par value $0.019 per share, of the Company (“Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”) for $20.00 per share in cash (the “Transaction Consideration”), subject to certain conditions and (y) following successful completion of the Tender Offer and receipt of applicable regulatory clearances or approvals, the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, on terms and conditions more fully set forth in the Merger Agreement and in the merger each outstanding share of Company Common Stock, other than any shares (i) that are held by the Parent, the Purchaser or any subsidiary of Parent, (ii) that are held by the Company or any subsidiary of the Company or held in the Company’s treasury, or (iii) Dissenting Shares (as defined in the Merger Agreement) (such shares described in the foregoing clauses (i), (ii) and (iii), the “Excluded Shares”), will be converted into the right to receive the Transaction Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Class A Common Stock in their capacity as holders of Company Class A Common Stock (other than holders of the Excluded Shares in their capacity as holders of the Excluded Shares) (the “Holders”) of the Transaction Consideration to be received by such Holders from the Purchaser in the Transaction pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i) discussed the Transaction and related matters with the Company’s management and counsel and reviewed a draft copy of the Merger Agreement, dated June 27, 2017;

(ii) reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2016 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017;

(iii) reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and the Parent;

One South Street, 17th Floor | Baltimore, Maryland 21202 | (443) 224-1400

Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE| www.stifel.com

Board of Directors— NCI, Inc.

June 29, 2017

(iv) reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(v) reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(vi) reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(vii) participated in certain discussions and negotiations between representatives of the Company and the Parent;

(viii) reviewed the reported prices and trading activity of the equity securities of the Company;

(ix) considered the results of our and the Company’s other financial advisor’s efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion; and

(xi) took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

One South Street, 17th Floor | Baltimore, Maryland 21202 | (443) 224-1400

Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE| www.stifel.com

Board of Directors— NCI, Inc.

June 29, 2017

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Tender Offer or the Merger will not have an adverse effect on the Company or the Transaction. We have assumed that the representations and warranties of the Company, the Purchaser and the Parent as set forth in the Merger Agreement are true and correct in all material respects. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

Our Opinion is limited to whether the Transaction Consideration is fair to the Holders, in their capacity as such Holders, from a financial point of view, and does not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, tender, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Transaction on the Company or the Holders; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Company Class A Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Transaction Consideration to the holders of Company Common Stock in connection with the Transaction; (vi) the treatment of, or effect of the Transaction on, Company Equity Awards (as defined in the Merger Agreement); or (vii) any advice or opinions provided by Wells Fargo Securities, LLC or any other advisor to the Company, Parent or Purchaser. We also express no opinion regarding the consideration to be received by any holder of Company Class B Common Stock in the Transaction pursuant to the Merger Agreement in such holder’s capacity as a holder of Company Class B Common Stock. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s securities will trade following public announcement of the Transaction.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and

One South Street, 17th Floor | Baltimore, Maryland 21202 | (443) 224-1400

Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE| www.stifel.com

Board of Directors— NCI, Inc.

June 29, 2017

assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of the Company should enter into a tender, voting, stockholders’, or affiliates’ agreement with respect to the Transaction, or exercise any dissenters’ or appraisal rights that may be available to such stockholder with respect to the Merger. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as a financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as a financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Transaction (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction; we note that during such period, we received customary trading commissions from affiliates of the Parent. Stifel may seek to provide investment banking services to the Parent or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of the Company and affiliates of the Parent and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by the Holders from the Purchaser in the Transaction pursuant to the Merger Agreement, in their capacity as such Holders, is fair to such Holders, from a financial point of view.

Very truly yours,

/s/ Stifel, Nicolaus & Company, Incorporated

One South Street, 17th Floor | Baltimore, Maryland 21202 | (443) 224-1400

Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE| www.stifel.com

Annex C

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

Annex C-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the

Annex C-2

notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for

Annex C-3

good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex C-4